28


03050484

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cathay Pacific Airways Ltd

*CURRENT ADDRESS

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FILE NO. 82- 1390 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/8/03

CATHAY PACIFIC AIRWAYS LIMITED


CATHAY PACIFIC

ANNUAL REPORT 2002

2002

CX



Now You Are Really Flying



Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to over 80 destinations around the world ○ We are deeply committed to Hong Kong, where the Company was founded in 1946. We continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a regional transportation hub. In addition to our fleet of aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport ○ Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asia region, and is a partner in Hong Kong Dragon Airlines Limited ○ We are also a founding member of the oneworld global alliance whose combined network serves over 570 destinations worldwide. Other members of oneworld are Aer Lingus, American Airlines, British Airways, Finnair, Iberia, LanChile and Qantas ○ Cathay Pacific is a member of the Swire Group and is listed on the Hong Kong Stock Exchange.


ong Kong

· CATHAY PACIFIC
○ DRAGONAIR
○ AHK AIR HONG KONG

† Freighter services only
* Codeshare services

Aberdeen*
Adelaide
Amsterdam
Atlanta*
Auckland
Austin*
Bahrain*
Baltimore*
Bangkok
Berlin*
Boston*
Brussels†
Brisbane
Cairns
Cebu
Chicago*
Cologne*
Colombo
Copenhagen*
Dallas*
Delhi
Denpasar
Denver*
Detroit*
Dubai
Dusseldorf*
Edinburgh*
Fort Lauderdale*
Frankfurt
Fukuoka
Glasgow*
Hamburg*
Hanoi
Helsinki*
Ho Chi Minh City
Houston*
Jakarta
Johannesburg
Karachi
Kuala Lumpur
Las Vegas*
Lisbon*
London
Los Angeles
Manchester*
Manila
Melbourne
Miami*
Milan†
Mumbai
Munich*
Nagoya
Newcastle*
New York
Orlando*
Osaka
Paris
Penang
Perth
Philadelphia*
Pittsburg*
Prague*
Riyadh
Rome
San Diego*
San Francisco
San Jose*
San Juan*
Sapporo
Seoul
Sharjah†
Singapore
St Louis*
Stockholm*
Stuttgart*
Surabaya
Sydney
Taipei
Tokyo
Toronto
Vancouver
Washington DC*
○ Bandar Seri Begawan
○ Beijing
○ Changsha
○ Chengdu
○ Chongqing
○ Dalian
○ Dhaka
○ Fuzhou
○ Guilin
○ Haikou
○ Hangzhou
○ Hiroshima
○ Kaohsiung
○ Kota Kinabalu
○ Kuching
○ Kunming
○ Nanjing
○ Ningbo
○ Phnom Penh
○ Phuket
○ Qingdao
○ Sanya
○ Sendai
○ Shanghai
○ Taipei
○ Wuhan
○ Xiamen
○ Xian
○ Bangkok
○ Osaka
○ Seoul
○ Tokyo



Contents

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.
本年報中文譯本，於本公司之股份登記處備索。

Financial and Operating Highlights

Group Financial Statistics		2002	2001	Change
Results				
Turnover	*HK$ million*	**33,090**	30,436	**+8.7%**
Profit attributable to shareholders	*HK$ million*	**3,983**	657	**+506.2%**
Earnings per share	*HK cents*	**119.5**	19.7	**+506.6%**
Dividend per share	*HK cents*	**72.0**	17.5	**+311.4%**
Profit margin	*%*	**12.0**	2.2	**+9.8%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**32,115**	31,308	**+2.6%**
Net borrowings	*HK$ million*	**9,646**	14,278	**-32.4%**
Shareholders' funds per share	*HK$*	**9.6**	9.4	**+2.1%**
Net debt/equity ratio	*Times*	**0.30**	0.46	**-0.16 times**

Operating Statistics – Cathay Pacific		2002	2001	Change
Available tonne kilometres ("ATK")	*Million*	**12,820**	11,827	**+8.4%**
Passenger load factor	*%*	**77.8**	71.3	**+6.5%pt**
Passenger yield	*HK cents*	**45.4**	45.7	**-0.7%**
Cargo and mail load factor	*%*	**71.2**	67.3	**+3.9%pt**
Cargo and mail yield	*HK$*	**1.80**	1.85	**-2.7%**
Cost per ATK	*HK$*	**2.13**	2.36	**-9.7%**
Cost per ATK without fuel	*HK$*	**1.76**	1.93	**-8.8%**
Aircraft utilisation	*Hours per day*	**12.1**	12.1	**-**
On-time performance	*%*	**90.7**	82.9	**+7.8%pt**

Chairman's Letter

In 2002 the Group recorded one of its most profitable years. This was an outstanding achievement given that the aviation industry was still suffering from the turmoil of 2001. The Group reported an attributable profit of HK$3,983 million, compared to a profit of HK$657 million a year earlier. Turnover increased 8.7% to HK$33,090 million.

Our much improved performance came from increased passenger demand, the continued growth of our cargo business, and the success of ongoing efforts to increase productivity and lower our operating costs.

Passenger traffic recovered faster than we expected. As market conditions improved we restored services that had been temporarily suspended following the September 2001 attacks and increased the frequency of flights to Auckland, Brisbane, Colombo, Johannesburg, London, Melbourne and Tokyo. Load factors achieved record levels and many flights operated at full capacity. Passenger yield fell by 0.7% to HK45.4 cents.

Our cargo operation enjoyed uninterrupted growth throughout the year and generated 28.4% of the Group's turnover. Its growth was driven to a large extent by the high demand for Hong Kong exports in Europe, Asia and, in particular, North America. Cargo services to Europe were strengthened by the addition of Milan, Manchester and Brussels to our freighter network. Cargo yield fell by 2.7% to HK$1.80.

Our affiliates and associates performed well with profit increasing despite competitive pressure.

In February 2002 the all cargo carrier AHK Air Hong Kong Limited ("AHK") became a wholly owned subsidiary and in October DHL International Limited ("DHL") bought a 30% stake in AHK to form an express cargo operation. AHK has initially ordered six Airbus 300-600 freighter aircraft to operate regional DHL services from Hong Kong International Airport. Its fleet should increase significantly over the years to come.

In November we became the first airline in Asia to take delivery of the new long range Airbus 340-600 passenger aircraft. Furthermore, last year we ordered three Boeing 777-300 and three Airbus 330-300 aircraft which will join our regional passenger fleet in late 2003 and early 2004. In conjunction with this fleet expansion programme we announced plans to hire 1,300 additional staff in Hong Kong including cabin crew, pilots and ground staff.

Our code sharing arrangement with oneworld partner American Airlines has now received regulatory approval. This agreement will generate additional traffic through Hong Kong, which is the key to our future growth and to Hong Kong's future as a regional aviation hub. A successful outcome to our application to operate services to the Chinese Mainland will also strengthen Hong Kong's hub position, even though timing remains uncertain.

In considering the outlook for the coming year we are conscious of the fact that it will be hard to repeat the performance of 2002 in the context of the current global political and economic uncertainties. Nevertheless we have every confidence in our long term future and in our ability to excel in an increasingly competitive marketplace.

On behalf of shareholders I would like to thank our staff for their hard work and achievements during the year.

James Hughes-Hallett
Chairman
5th March 2003

2002 in Review

2002 proved to be a very profitable year for Cathay Pacific. Our much improved performance came from increased passenger demand, the uninterrupted growth of our cargo business and the success of our efforts to lower operating costs. We ordered new aircraft, announced plans to recruit more Hong Kong staff and increased the frequency of services on certain routes. We have every confidence in our long term future.

Award winning product and services

- We were named "Airline of the Year" and "Best North East Asian Airline" in the 14th TTG Travel Awards 2002. The awards are voted for by readers of TTG Asia and TTG China.
- In a global poll of more than four million travellers conducted by UK based consulting firm Skytrax, we were voted "Best Airline Transpacific" and were ranked overall as the number two airline in the world.
- We launched a direct toll free hotline to improve our service to the increasing number of Cathay Pacific passengers travelling to and from Mainland China. Callers can now be updated with the latest flight information.
- The "Best Chinese Food in the Air" promotion returned, this year serving specially selected dishes from Hong Kong's internationally acclaimed Yung Kee Restaurant.
- More than 40 inflight catering experts gathered from around our network to take part in our first ever Chinese Chef Workshop. They learned about the latest techniques and ideas for preparing and serving the freshest and tastiest food.
- A refresh of our economy class cabin was completed fleet wide in 2002.
- Our acclaimed New Business Class cabin will be fitted on all long haul aircraft by the end of 2003.

Global network

- We finalised a codeshare agreement with oneworld partner American Airlines that gives our passengers access to more US cities beyond our existing gateway destinations.
- A new four times weekly daytime service to London commenced in July which will be upgraded to a daily service in June 2003. We will then be operating three services a day to London.
- We added four flights a week to Melbourne, creating a double daily service four days a week, and added another weekly service to Brisbane.
- We resumed our fifth daily service to Bangkok in September, whilst the fourth weekly service to Colombo, Sri Lanka, was added to meet increased passenger and cargo demand.
- We launched three double daily services to Auckland each week.
- Brussels, Manchester and Milan joined Cathay Pacific's freighter network after restructuring the cargo operations with AHK.
- A new agreement on Taiwan air services was reached with the Taipei Airlines Association.
- The sixth daily flight between Hong Kong and Manila and the fifth weekly service to Johannesburg commenced in January 2003.

The growing fleet

- At the end of the year we had 79 aircraft in our operating fleet, including 68 passenger aircraft and 11 freighters.
- We were the first airline in Asia to take delivery of the new long range A340-600.
- We have ordered three B777-300 and three A330-300 passenger aircraft which will join our fleet in late 2003 and early 2004.
- We have entered into an agreement with DHL to develop a regional freighter network with AHK which has ordered six A300-600 freighter aircraft for delivery in 2004 and early 2005.

Fleet profile

	Number as at 31st December 2002				Firm orders				Expiry of operating leases			
		Leased										
Aircraft type	Owned	Finance	Operating	**Total**	'03	'04	'05	**Total**	'06	'07	'08	Options
Aircraft operated by Cathay Pacific:												
B747-400	8	9	2	**19**						1	1	
B747-200F	4	2		**6**								
B747-400F	1	4		**5**								
B777-200	1	4		**5**								
B777-300		7		**7**	2	1		**3**				3[a]
A330-300		20		**20**	3			**3**				
A340-300		11	4	**15**					4			
A340-600[b]			2	**2**	1			**1**		2		
Total	14	57	8	**79**	6	1		**7**	4	3	1	3
Aircraft operated by AHK Air Hong Kong:												
B747-200F		1		**1**								
A300-600F						4	2	**6**				4
A300-B4F/B727F[c]			1	**1**	1			**1**				
Total		1	1	**2**	1	4	2	**7**				4

[a] *Operating lease options expire in 2007 and are for any B777 model.*
[b] *Aircraft on five year operating leases.*
[c] *Aircraft on wet lease.*

Technology excellence

- We launched the iPermit scheme which enables Taiwan residents to apply for Hong Kong visas via the Internet and collect them upon arrival at Hong Kong International Airport.
- Ultramain, which will track and predict maintenance requirements and costs of our aircraft and components, began roll out in Hong Kong.
- COINS, a new revenue management system to control inventory and pricing strategy, was implemented in early 2003.
- CXeBuy, our e-Business initiative to implement a centralised online purchasing system, was introduced in Australia – the first location outside Hong Kong.

- PeopleCX, our online human resources management system, was launched in the second quarter and enables staff to manage their personal information, improve processing efficiency and create a self service culture within the Company.

Dedicated staff

- We announced plans to create more than 1,300 new jobs in Hong Kong over the next two years as we expand our operations.
- We recruited 200 cabin crew in 2002 and will hire 800 more in 2003 and 2004. We will also take on 235 new pilots and about 60 airport and office staff.
- The first batch of staff graduated from our two year engineering programme in Perth, Scotland, and will become fully licensed after a period of on the job training at their home ports of Bangkok, Denpasar, Jakarta, Taipei and Tokyo.
- By the end of 2002, the airline employed more than 14,600 staff in 30 countries, 10,700 of which are based in Hong Kong.
- Cathay Pacific regularly reviews its human resource and remuneration policy in light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Contribution to the Hong Kong community

- We responded to the HKSAR Government's call to help young job seekers by creating 10 initial openings to support its "one company one job" initiative.
- We also agreed to give job training to 30 people under the Young Work Experience and Training Scheme.
- We celebrated the 5th Anniversary of the Establishment of the HKSAR by unveiling our "Asia's World City" special livery aircraft. The aircraft, which features Hong Kong's dragon motif logo, was unveiled on 4th July by Financial Secretary of the HKSAR Mr. Antony Leung.
- More than 140 retailers joined our "World's Biggest Welcome" campaign to boost tourism in Hong Kong, with pledges of more than HK$10 million worth of special offers to the "World's Biggest Welcome" winners.
- We were the title sponsor of the highly successful musical *Singin' in the Rain*.
- For the fourth consecutive year we were title sponsor of the Hong Kong Chinese New Year Parade.
- Fifty Hong Kong children took part in the Junior Pilot Club – a fun one day event to introduce young people to the aviation industry and careers in flying.
- We raised more than HK$7.5 million for the United Nations Children's Fund (UNICEF) through our "Change for Good" inflight fund raising programme.

Environment

- Regular energy audits and close monitoring of the computerised building management system have improved the energy efficiency of lighting and air conditioning systems in our Cathay City headquarters.
- A comprehensive programme to sort and recycle paper materials such as newspapers, magazines and inflight menu cards has been implemented on inbound flights.
- We took 42 students from Asia and the Middle East to South Africa on our nine day International Wilderness Experience Programme to study the environment and appreciate cultural diversity.

Review of Operations

Passenger services

The year saw an 8.7% increase in passenger revenue. Passenger numbers rebounded far quicker than expected and as a result we increased the frequency of services to a number of destinations. Passenger yield, which continued to face competitive pressure, declined 0.7% to HK45.4 cents.



Load factor by region
%
90
80
70
60
50
40
North Asia
South East Asia and Middle East
Europe
Pacific and South Africa
98
99
00
01
02
Passenger load factor and yield
%
80
70
60
50
40
HK cents
60
50
40
30
20
98
99
00
01
02
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2002	2001	**Change**	**2002**	2001	**Change**	**Change**
North Asia	**11,022**	10,279	**+7.2%**	**69.2**	68.8	**+0.4%pt**	**-4.9%**
South East Asia and Middle East	**14,063**	13,609	**+3.3%**	**71.8**	64.0	**+7.8%pt**	**-4.6%**
Europe	**13,291**	13,833	**-3.9%**	**86.4**	78.4	**+8.0%pt**	**+4.3%**
Pacific and South Africa	**24,674**	25,069	**-1.6%**	**80.4**	72.5	**+7.9%pt**	**+2.6%**
Overall	**63,050**	62,790	**+0.4%**	**77.8**	71.3	**+6.5%pt**	**-0.7%**

Highlights by region are as follows:

North Asia

- Traffic and yields were affected by the opening of a second runway at Tokyo's Narita airport.
- Taipei remained strong despite the pressure on yield resulting from increased competition.
- The Korean market was temporarily boosted by increased traffic during the World Cup soccer finals.

South East Asia and Middle East

- Front end demand weakened as corporate travellers shifted to economy class.
- Declining yields were compensated by load factors which rose due to a surge in demand from leisure travellers.
- Middle East markets performed well, particularly our service to Dubai. Services to Bahrain and Riyadh attracted high traffic volumes from contract workers.
- The service to Delhi consolidated its position a year after inauguration.
- The bomb attack in Bali prompted cancellations on many flights and bookings were slow during the usual peak Christmas and New Year season.
- An increasing number of long haul passengers now connect to our South East Asian network through our hub at Hong Kong International Airport.

Europe

- Europe performed well throughout the year with exceptionally high load factors and a recovery in the business travel market.
- An additional four times weekly daytime service commencing in July helped make London one of our strongest performing routes.
- Traffic on our European services was strengthened by an increase in passengers originating in Japan, Korea and Taiwan.

Pacific and South Africa

- The continued success of our service to Johannesburg led to the recent launch of a fifth weekly service operated by a higher capacity B747-400 aircraft.
- Australia and New Zealand remained strong and additional services were launched to Auckland, Brisbane and Melbourne.
- Transpacific traffic recovered and capacity was increased to San Francisco with the introduction of a larger B747-400 aircraft. The second daily service to Los Angeles resumed in August.

Cargo services

2002 was a good year for cargo, both in terms of revenue and freight tonnage carried. Growth was driven by demand for Hong Kong exports to Europe and the United States. Brussels, Manchester and Milan were added to our freighter network. Cargo revenue contributed 28.4% to Group turnover.


Turnover
HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
98
99
00
01
02
Cathay Pacific
AHK Air Hong Kong
Capacity – cargo and mail ATK
Million tonne kilometres
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
Cathay Pacific
AHK Air Hong Kong

	ATK (million)			Load factor (%)			Yield
	2002	2001	**Change**	**2002**	2001	**Change**	**Change**
Cathay Pacific	**6,822**	5,855	**+16.5%**	**71.2**	67.3	**+3.9%pt**	**-2.7%**
AHK Air Hong Kong	**585**	1,074	**-45.5%**	**69.1**	73.3	**-4.2%pt**	**+20.2%**

Cathay Pacific Airways Limited

- Cathay Pacific operates a fleet of five B747-400 and six B747-200 freighters to 23 destinations worldwide. Freight is also carried in the belly holds of our passenger aircraft.
- During 2002, 851,000 tonnes of freight were carried, setting a new annual record. Cargo ATKs grew by 16.5% while load factor for the year increased to 71.2%.
- Revenue in 2002 increased by 20.4% with strong export growth from Hong Kong to the United States, Europe and Asian destinations.
- Yield declined from HK$1.85 to HK$1.80 per revenue tonne kilometre, due in part to an increase in the number of lower yield long haul services.
- Brussels and Manchester were added to Cathay Pacific's freighter network following the integration of AHK operations in July.
- In August, Cathay Pacific launched its first freighter service to Milan.
- During the year, frequency of flights to Dubai, Frankfurt, Paris and the United States increased as demand in these markets grew.

- Our product has been enhanced with the introduction of Internet cargo booking and Website functions that feature consignment track and trace.
- Cathay Pacific is the world's first airline certified under the Cargo 2000 quality assurance initiative.

AHK Air Hong Kong Limited ("AHK")

- AHK continues to operate scheduled services to Osaka and Seoul and charter flights for Cathay Pacific using a B747-200 freighter.
- In July, the company commenced five times weekly express cargo services to Tokyo using a wet leased regional freighter. In March 2003, the second wet leased freighter joined the fleet to operate a service to Bangkok.
- In October, DHL entered into an agreement with Cathay Pacific and acquired a 30% shareholding in AHK. Under this agreement, AHK will operate express cargo services for DHL to major Asian cities.
- The company has ordered six A300-600 freighters for delivery in 2004 and early 2005 and will extend its Asian network.
- Capacity, as a result of the return of two B747-200 freighters to Cathay Pacific in July, fell by 45.5% over 2001 whilst the load factor decreased by 4.2 percentage points.
- Yield increased by 20.2% due to a reduction in the number of lower yield long haul services following the transfer of the European services to Cathay Pacific in July.
- AHK recorded a satisfactory profit in 2002.

Review of affiliated businesses and associated companies

Cathay Pacific Catering Services (H.K.) Limited

- This wholly owned subsidiary is the principal flight kitchen in Hong Kong, serving 33 scheduled carriers.
- 15 million meals were produced in 2002, representing a growth of 15% over 2001. The company accounts for 70% of the airline catering market in Hong Kong.
- The company achieved a higher profit due mainly to increased business.

Hong Kong Airport Services Limited ("HAS")

- HAS, in which Cathay Pacific holds a 70% interest, is the leading franchised ramp handling company at Hong Kong International Airport. Services include aircraft loading, passenger step and air bridge operations, baggage handling, aircraft load control and cargo and mail delivery.
- The company is also contracted to operate passenger, staff and other bus services for the Airport Authority.
- With over 30 airline customers, the company increased its market share during the year despite intense competition.
- HAS handled 60,000 flights and achieved a satisfactory profit.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO, in which Cathay Pacific holds a 27% interest, provides aircraft maintenance, modification and overhaul services at Hong Kong International Airport.
- The company achieved a consolidated profit after tax of HK$465 million, 49% higher than 2001, mainly reflecting the release of provisions, cost savings and improved profits from joint ventures.
- The number of flights handled by the line maintenance division in Hong Kong increased while heavy airframe maintenance and modification activity in the hangar remained high.
- Taikoo (Xiamen) Aircraft Engineering Company Limited, 49% owned by HAECO and 9% owned by Cathay Pacific, had a profitable year with continued high usage of its hangar facilities. A third hanger will be completed in 2003, increasing capacity by 50%.
- Hong Kong Aero Engine Services Limited, HAECO's joint venture with Rolls-Royce plc and SIA Engineering Pte Limited, continued to achieve good results with high workloads.

Hong Kong Dragon Airlines Limited ("Dragonair")

	ASK/ATK* (million)			Load factor (%)			Yield
	2002	2001	**Change**	**2002**	2001	**Change**	**Change**
Passenger services	**6,657**	5,576	**+19.4%**	**65.3**	66.7	**-1.4%pt**	**-4.8%**
Cargo services	**814**	552	**+47.5%**	**79.5**	71.1	**+8.4%pt**	**-2.3%**

* *Capacities of passenger and cargo services are measured in available seat kilometres ("ASK") and available tonne kilometres ("ATK") respectively.*

- Dragonair, in which Cathay Pacific holds 19%, operates passenger services to 28 destinations in Asia, including 18 major cities in Mainland China. Dragonair also provides freighter services to seven destinations in Europe, Middle East, North Asia and Mainland China.
- Dragonair reported a higher profit mainly due to an increase in traffic and improved freighter performance, particularly in the second half of the year.
- Passenger numbers increased by 19.2%. With a 19.4% increase in capacity, passenger load factor decreased by 1.4 percentage points. Passenger yield decreased by 4.8% due to weak currencies and intense market competition.
- The airline carried 193,000 tonnes of cargo, representing a growth of 59.6%. Cargo load factor increased by 8.4 percentage points to 79.5%. Cargo yield decreased by 2.3% due mainly to the withdrawal of the fuel surcharge and more lower yield transhipment traffic.
- Dragonair commenced a 22 times weekly passenger service to Taipei in July. Weekly passenger frequencies to Beijing and Shanghai were increased to 42 and 56 respectively since the commencement of the summer schedule. Additional flights were operated to Chengdu, Chongqing, Dalian, Hangzhou, Kunming, Nanjing, Ningbo and Xiamen in order to cope with higher demand during the summer season.

- With the arrival of the third freighter in November, freighter services to Europe via Dubai and to Shanghai increased to six times and four times weekly respectively. A twice weekly freighter service to Taipei also began in July.
- Dragonair took delivery of one A320 and one A321 in March under operating leases whilst two A330s were delivered in June and December. One B747-300 freighter joined the fleet in November. As a result, Dragonair's fleet size increased to 24 at the end of 2002.
- The A320 and A321 fleet are now equipped with more business class seats and are deployed on the trunk routes to Beijing and Shanghai. An upgrade in first and business class cabins and inflight entertainment on the A330 fleet is expected to be completed by mid 2004.
- Demand for air travel between Hong Kong and Mainland China is expected to increase. Dragonair remains optimistic about the airline's prospects in 2003.
- Fleet profile as at 31st December 2002:

	Number as at 31st December 2002				Firm orders				Expiry of operating leases		
		Leased									
Aircraft type	Owned	Finance	Operating	**Total**	'03	'04	'05 & beyond	**Total**	'03	'04	'05 & beyond
A320		2	6	**8**		1	1	**2**	2	1	3
A321			4	**4**	2		1	**3**		3	1
A330	1	4	4	**9**		1*	4	**5**	1		3
B747-300F	3			**3**							
Total	4	6	14	**24**	2	2	6	**10**	3	4	7

** Aircraft will be on operating lease.*

Financial Review

The Cathay Pacific Group reported an attributable profit of HK$3,983 million against a profit of HK$657 million in 2001. The improved results reflect the recovery in demand for air transport since the last quarter of 2001.

Turnover

	Group		Cathay Pacific	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Passenger services	**22,376**	20,580	**22,376**	20,580
Cargo services	**9,387**	8,343	**8,758**	7,272
Catering and other services	**1,327**	1,513	**-**	-
Turnover	**33,090**	30,436	**31,134**	27,852

- Group turnover rose by 8.7% on 2001 results but remained 4.2% below the level recorded in 2000.
- Passenger services turnover increased by 8.7% to HK$22,376 million primarily due to higher passenger numbers. The number of passengers carried increased by 9.3% to 12.3 million.
- Passenger traffic in revenue passenger kilometres ("RPKs") increased by 9.5% whilst capacity in terms of available seat kilometres remained at the 2001 level due to the temporary suspension of certain services from the last quarter of 2001.
- As a result, the passenger load factor increased to a record level of 77.8%, representing a 6.5 percentage points improvement over 2001.
- Passenger yield decreased by 0.7% to HK¢45.4.
- First and business class revenues increased by 8.1% and the front end load factor increased from 52.6% to 58.9%. Economy class revenue rose by 9.0% and the economy class load factor increased from 75.6% to 81.8%.

Composition of group turnover


28%
Cargo
services
4%
Catering and
other services
68%
Passenger
services

Group turnover


HK$ million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02
Passenger services
Cargo services
Catering and other services

- Cathay Pacific's cargo turnover increased by 20.4% to HK$8,758 million. The improvement reflects a recovery in exports from Hong Kong and additional traffic following the integration of AHK's European operations in July 2002.
- Cathay Pacific's cargo load factor rose by 3.9 percentage points to 71.2% whilst capacity increased by 16.5%.
- Growth of Cathay Pacific's turnover can be analysed as follows:

		HK$M
+0.4%	Passenger capacity	85
+16.5%	Cargo and mail capacity	1,201
+6.5%pt	Passenger load factor	1,866
+3.9%pt	Cargo and mail load factor	491
-0.7%	Passenger yield	(155)
-2.7%	Cargo and mail yield	(206)
		3,282

- Revenue load factor increased by 5.5 percentage points to 75.9% whilst the breakeven load factor reduced by 4.8 percentage points to 65.7%.
- The annualised revenue effect on changes in yield and load factor are set out below:

	HK$M
+ 1 percentage point in passenger load factor	286
+ 1 percentage point in cargo and mail load factor	123
+ HK¢1 in passenger yield	490
+ HK¢1 in cargo and mail yield	49


Cathay Pacific:
passengers and cargo carried
Passenger
in '000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Cargo in
'000 tonnes
900
800
700
600
500
400
300
98
99
00
01
02
Passengers carried
Cargo carried


Revenue and breakeven
load factor
%
80
75
70
65
60
55
50
98
99
00
01
02
Revenue load factor
Breakeven load factor

Operating expenses

	Group			Cathay Pacific		
	2002 HK$M	2001 HK$M	**Change**	**2002 HK$M**	2001 HK$M	**Change**
Staff	**7,918**	7,629	**+3.8%**	**7,130**	6,857	**+4.0%**
Inflight service and passenger expenses	**1,464**	1,586	**-7.7%**	**1,464**	1,586	**-7.7%**
Landing, parking and route expenses	**4,649**	5,112	**-9.1%**	**4,468**	4,815	**-7.2%**
Fuel	**4,895**	5,313	**-7.9%**	**4,735**	4,985	**-5.0%**
Aircraft maintenance	**3,312**	3,234	**+2.4%**	**3,194**	3,177	**+0.5%**
Aircraft depreciation and operating leases	**3,711**	3,993	**-7.1%**	**3,624**	3,837	**-5.6%**
Other depreciation and operating leases	**1,009**	975	**+3.5%**	**765**	728	**+5.1%**
Commissions	**501**	539	**-7.1%**	**498**	534	**-6.7%**
Exchange gain	**(179)**	(100)	**+79.0%**	**(169)**	(105)	**+61.0%**
Others	**1,060**	1,323	**-19.9%**	**913**	911	**+0.2%**
Operating expenses	**28,340**	29,604	**-4.3%**	**26,622**	27,325	**-2.6%**
Net finance charges	**743**	571	**+30.1%**	**723**	535	**+35.1%**
Total operating expenses	**29,083**	30,175	**-3.6%**	**27,345**	27,860	**-1.8%**

- Staff costs increased due to resumption of bonus and profit share payments.
- Inflight service and passenger expenses decreased due to cost control initiatives and weak foreign currencies.
- Landing, parking and route expenses fell as the cost of operating more flights was offset by cost initiatives and the effect of weak foreign currencies.
- Fuel costs decreased as a result of a 7.0% reduction in the average fuel price.

Cathay Pacific: total operating expenses


3% Others
3% Net finance charges
2% Commissions
16% Depreciation and operating leases
12% Aircraft maintenance
26% Staff
5% Inflight service and passenger expenses
16% Landing, parking and route expenses
17% Fuel

Cathay Pacific: fuel price and consumption


US cents per American gallon
American gallon in million
100
80
60
40
20
900
850
800
750
700
98
99
00
01
02
Into wing price - before hedging
Into wing price - after hedging
Uplifted volume

- Aircraft depreciation and operating leases decreased due to the disposal of the classic aircraft and the non recurrence of an impairment charge booked in 2001.
- Net finance charges were higher as a result of a lower return on the Company's liquid funds.
- Cathay Pacific's cost per ATK reduced from HK$2.36 to HK$2.13 due to lower fuel prices and cost saving initiatives.

Associated companies

- The share of profits from associated companies increased significantly by 75.8% to HK$269 million.
- Profitability of both HAECO and Dragonair improved as a result of higher workload and increased traffic respectively.

Dividends

- Dividends paid and proposed for the year are HK$2,402 million representing a dividend cover of 1.7 times.
- Dividends per share increased from HK¢17.5 to HK¢72.

Assets

- Total assets as at 31st December 2002 amounted to HK$71,628 million.
- During the year, additions to fixed assets were HK$2,710 million, comprising HK$2,630 million for aircraft and related equipment and HK$80 million for properties and other equipment.

Group interest cover


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Times
18
15
12
9
6
3
0
-3
98
99
00
01
02


Operating profit/(loss)
Net finance charges
Interest cover

Group total assets


25% Current assets
9% Properties and other equipment
4% Long-term investments
1% Intangible assets
61% Aircraft and related equipment

Borrowings and capital

- Borrowings decreased by 5.1% to HK$22,810 million compared with HK$24,024 million in 2001.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 71% at fixed rates of interest.
- Liquid funds, 83% of which are denominated in US dollar, increased by 35% to HK$13,180 million.
- Net borrowings decreased by 32.4% to HK$9,646 million.
- The Group's shareholders' funds increased by 2.6% to HK$32,115 million.
- Net debt/equity ratio decreased from 0.46 times to 0.30 times.

Financial risk management policy

- In the normal course of business, the Group is exposed to fluctuations in foreign currencies, interest rates and jet fuel prices.
- These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the Group's approved policies and parameters.
- Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes.
- Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the asset, liability or transaction being hedged.

Group net debt and equity

HK$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02
Times
0.6
0.5
0.4
0.3
0.2
0.1
0
Shareholders' funds
Net borrowings
Net debt/equity ratio


Group maturity profile
by currency: borrowings


HK$ million
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
EUR
GBP
HKD
JPY
USD
Others
Within 1 year
Between 1-2 years
Between 2-5 years
Over 5 years
Others include AUD, CAD, KRW, NZD, SGD and TWD.

- Exposure to foreign currencies, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.
- To manage credit risk, transactions are only carried out with financial institutions of high repute and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

Management of currency and interest rate exposures

- As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange fluctuations.
- To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses.
- The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process. Exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.
- Derivative financial instruments are used to manage the interest rate profile of foreign currency commitments.

Cathay Pacific: fuel hedging


US cents per American gallon
74
73
72
71
70
69
68
American gallon in million
180
150
120
90
60
30
0
1H2003
2H2003
1H2004
2H2004
1H2005
2H2005
Effective into wing fuel price
Volume hedged

Group interest rate profile: borrowings


%
100
80
60
40
20
0
98
99
00
01
02
Floating
Fixed

Value added

The following table summarises the distribution of the Group's value added in 2001 and 2002.

	2002 HK$M	2001 HK$M
Total revenue	**33,090**	30,436
Less: Purchases of goods and services	**(16,366)**	(17,716)
Other costs	**(335)**	(435)
Value added by the Group	**16,389**	12,285
Add: Income from investments	**95**	64
Surplus on sales of investments	**–**	452
Share of profits of associated companies	**269**	153
Total value added available for distribution	**16,753**	12,954
Applied as follows:		
To employees		
– Salaries and other staff costs	**7,918**	7,629
To government		
– Corporation taxes	**260**	171
To providers of capital		
– Dividends – paid	**534**	416
– proposed	**1,868**	167
– Minority interests	**20**	42
– Net finance charges	**743**	571
Retained for re-investment and future growth		
– Depreciation	**3,829**	3,884
– Profit after dividends	**1,581**	74
Total value added	**16,753**	12,954

- The Group value added increased by HK$3,799 million mainly due to the growth in revenue.
- Dividends paid and proposed increased by HK$1,819 million while the amount retained for re-investment and future growth increased by HK$1,452 million.

Directors and Officers

EXECUTIVE DIRECTORS

James Hughes-Hallett, aged 53, has been a Director of the Company since July 1998. He was appointed Chairman of the Board in June 1999. He is also Chairman of Swire Pacific Limited, Swire Properties Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in April 1976 and in addition to Hong Kong has worked for the Group in Japan, Taiwan and Australia.

Robert Atkinson, aged 49, has been Finance Director of the Company since June 1997. He joined the Swire Group in 1979 and in addition to Hong Kong has worked for the Group in Japan, the United Kingdom and the United States of America.

Philip Chen, aged 47, has been Director and Chief Operating Officer since July 1998 and was previously Deputy Managing Director. He is also a Director of John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1977.

Derek Cridland, aged 57, has been Engineering Director since April 1998. He joined the Company in 1982 and was previously employed by International Civil Aviation Organisation and British Airways. He is also a Director of Hong Kong Aircraft Engineering Company Limited, Hong Kong Aero Engine Services Limited and Associated Engineers Limited.

David Turnbull, aged 47, has been a Director of the Company since January 1994. He was appointed Managing Director in December 1996 and has been Deputy Chairman and Chief Executive since July 1998. He is also Chairman of Hong Kong Aircraft Engineering Company Limited, and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1976.

Tony Tyler, aged 47, has been Director Corporate Development since December 1996 and was previously Director Service Delivery. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited and the Chairman of AHK Air Hong Kong Limited. He joined the Swire Group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe.

NON-EXECUTIVE DIRECTORS

Robert Adams, aged 59, has been a Director of the Company since July 1996. He is an Executive Director of CITIC Pacific Limited.

Martin Cubbon, aged 45, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited, a Director of John Swire & Sons (H.K.) Limited and Swire Properties Limited. He joined the Swire Group in 1986.

Henry Fan, aged 54, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

Vernon Moore*, aged 56, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is Deputy Managing Director of CITIC Pacific Limited.

Sir Adrian Swire, aged 71, is Chairman of John Swire & Sons Limited. He has been a Director of the Company since June 1965, and is also a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

Raymond Yuen, aged 57, has been a Director of the Company since September 1998. He is General Manager China Affairs of the Company and is also a Director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited. He joined the Swire Group in 1982.

NON-EXECUTIVE DIRECTORS *(continued)*

Carl Yung, aged 34, has been a Director of the Company since March 1997. He is an Executive Director of CITIC Pacific Limited and is also a Director of other companies concerned with infrastructure projects in the PRC. He joined CITIC Pacific Limited in 1993.

Zhang Xianlin, aged 49, has been a Director of the Company since August 1997. He is a Director of China National Aviation Corporation (Group) Limited and Hong Kong Dragon Airlines Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Peter Lee*, aged 49, has been a Director of the Company since May 2002. He is Chairman and Managing Director of Hysan Development Company Limited and is also a Director of Hang Seng Bank Limited and SCMP Group Limited.

Raymond Or*, aged 53, has been a Director of the Company since February 2000. He is General Manager of The Hongkong and Shanghai Banking Corporation Limited.

Jack So*, aged 57, has been a Director of the Company since September 2002. He is Chairman and Chief Executive of MTR Corporation Limited. He is also a Director of CNOOC Limited and The Hongkong and Shanghai Banking Corporation Limited.

Tung Chee Chen, aged 60, has been a Director of the Company since September 2002. He is Chairman and Chief Executive Officer of Orient Overseas (International) Limited.

* *Member of the Audit Committee*

EXECUTIVE OFFICERS

James Barrington, aged 43, has been Director Sales and Marketing since March 2000. He joined the Swire Group in 1982.

William Chau, aged 49, has been Director Personnel since May 2000. He joined the Swire Group in 1973.

Robert Cutler, aged 49, has been Director Service Delivery since December 1996. He joined the Swire Group in 1975.

Edward Nicol, aged 49, has been Director Information Management since January 2003. He joined the Swire Group in 1975.

Nick Rhodes, aged 44, has been Director Flight Operations since January 2003. He joined the Swire Group in 1980.

Augustus Tang, aged 44, has been Director Corporate Planning since May 2000. He joined the Swire Group in 1982.

SECRETARY

Margaret Yu, aged 57, has been Company Secretary since September 2002. She joined the Swire Group in 1978.

Directors' Report

We submit our report and the audited accounts for the year ended 31st December 2002 which are on pages 29 to 61.

ACTIVITIES

The Cathay Pacific Group (the "Group") is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 2 to the accounts.

Details of principal subsidiary companies, their main areas of operation and particulars of their issued capital, and details of principal associated companies are listed on pages 60 and 61.

ACCOUNTS

The profit of the Group for the year ended 31st December 2002 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 33 to 61.

DIVIDENDS

We recommend the payment of a final dividend of HK¢56 per share for the year ended 31st December 2002. Together with the interim dividend of HK¢16 per share paid on 2nd October 2002, this makes a total dividend for the year of HK¢72 per share. This represents a total distribution for the year of HK$2,402 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 14th May 2003, payment of the dividend will be made on 2nd June 2003 to shareholders registered on 14th May 2003. The shareholders' register will be closed from 9th May 2003 to 14th May 2003, both dates inclusive.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 37 to 38.

ACCOUNTING POLICIES

The principal accounting policies of the Group are set out on pages 29 to 32. A statement of the reasons for a departure from the standard accounting practices laid down by the Hong Kong Society of Accountants is set out in principal accounting policy 4.

DONATIONS

During the year, the Company and its subsidiary companies made charitable donations amounting to HK$4 million in direct payments and a further HK$8 million in the form of discounts on airline travel.

FIXED ASSETS

Movements of fixed assets are shown in note 10 to the accounts. Details of aircraft acquisitions and disposals are set out on page 5.

BANK AND OTHER BORROWINGS

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 15 and 20 to the accounts.

SHARE CAPITAL

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2002, 3,336,007,848 shares were in issue (31st December 2001: 3,329,817,848 shares).

SHARE CAPITAL *(continued)*

The Company adopted a share option scheme on 10th March 1999. During the year, 6,190,000 shares were issued under the scheme. Details of the scheme can be found in note 21 to the accounts.

COMMITMENTS AND CONTINGENCIES

The details of capital commitments and contingent liabilities of the Group as at 31st December 2002 are set out in note 29 to the accounts.

AGREEMENT FOR SERVICES

There is an agreement for services, in respect of which the John Swire & Sons Limited group provides services to the Company and under which costs are reimbursed and fees payable. The counterparty was John Swire & Sons Limited ("JS&S") until 30th June 2002 and has been John Swire & Sons (H.K.) Limited ("JS&SHK"), a wholly owned subsidiary of JS&S, since 1st July 2002. The agreement can be terminated by either party giving not less than 12 months' notice of termination expiring on 31st December 2004 or any subsequent 31st December. Sir Adrian Swire, as a director and shareholder of JS&S, is interested in this agreement and Edward Scott was similarly interested. Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Sir Adrian Swire, Tony Tyler and Raymond Yuen are directors of JS&SHK and therefore have an interest in the agreement with JS&SHK.

SIGNIFICANT CONTRACTS

Contracts between the Company and HAECO for the maintenance and overhaul of aircraft and related equipment accounted for approximately 3.1% of the airline's operating costs in 2002. Like the Company, HAECO is an associated company of Swire Pacific Limited; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

CONNECTED TRANSACTIONS

The Company has entered into the following transactions with connected persons for the purpose of the Listing Rules (Main Board) (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

On 25th February 2002, Maplebeck Limited, a wholly owned subsidiary of the Company, acquired from Stabilo Limited, a subsidiary of Shun Tak Holdings Limited ("Shun Tak"), their 25% interest in AHK for an aggregate consideration of HK$194 million. After the transaction, AHK became a wholly owned subsidiary of the Company.

In order to facilitate cash management, interest free loans were made by AHK to its shareholders, being the Company (75%) and Stabilo Limited (25%), amounting to HK$60 million and HK$20 million respectively on 16th October 2000. HK$40 million of the loans were repaid proportionally by AHK's shareholders on 24th September 2001 with the balance being fully repaid on 8th February 2002.

Shun Tak was a connected person of the Company as it had a 25% interest in the Company's subsidiary AHK. Stanley Ho and Andrew Tse, who were directors and shareholders of Shun Tak and Stabilo Limited, were connected persons of the Company because they were directors of AHK.

On 17th October 2002, AHK entered into an agreement (the "Services Agreement") with DHL under which AHK would provide to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express materials. On the same date, the Company and AHK entered into another agreement (the "Agency Agreement") with DHL under which, for the space not taken up by DHL, the Company would act as AHK's worldwide exclusive sales agent for general cargo sales and for arranging and marketing AHK's commercial activities. The transactions contemplated under the Services Agreement and the Agency Agreement (the "Transactions") are to take place on a continuing basis. Under the Listing Rules, such transactions will constitute continuing connected transactions of the Company because of DHL's 30% interest in AHK.

CONNECTED TRANSACTIONS *(continued)*

The Directors expect that the yearly aggregate of the fees payable by DHL to AHK and by AHK to the Company under the above two agreements would not exceed 3% of the net tangible assets of the Group. These fees totalled HK$43 million for the period from 17th October 2002 to 31st December 2002.

The Stock Exchange has granted the Company a waiver from strict compliance with the disclosure requirements under Chapter 14 of the Listing Rules subject to certain conditions.

In accordance with these conditions, the independent non-executive Directors have reviewed the Transactions and confirm that such Transactions have been

(i) entered into by the Company and AHK in the usual and ordinary course of the Company's business;
(ii) conducted either on normal commercial terms or, where there are no sufficient comparables, on terms no more favourable to DHL than terms available to independent third parties; and
(iii) entered into on terms that are fair and reasonable insofar as the Shareholders of the Company are concerned.

Furthermore, the Auditors of the Company have also reviewed the Transactions and confirmed to the Board that:

(i) the Transactions have been approved by the Board of the Company;
(ii) the Transactions have been entered into in accordance with the terms of the Services Agreement and the Agency Agreement dated 17th October 2002 as described above; and
(iii) the limit of 3% of the net tangible assets of the Group has not been exceeded.

MAJOR CUSTOMERS AND SUPPLIERS

6.5% of sales and 28.2% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.7% of sales were made to the Group's largest customer while 6.2% of purchases were made from the Group's largest supplier. HAECO is one of the Group's largest suppliers.

DIRECTORS

The names of the present Directors of the Company are listed on pages 20 to 21. Of these, Peter Lee who was previously Alternative Director to H.C. Lee, was appointed on 16th May 2002 and Jack So and Tung Chee Chen on 1st September 2002. In addition, H.C. Lee and Ken Barley served as Directors of the Company until their resignation on 16th May 2002 and 31st December 2002 respectively; Edward Scott was also a Director until his death on 29th January 2002.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Robert Adams, Philip Chen, Henry Fan, Vernon Moore, Raymond Or, David Turnbull, Tony Tyler and Carl Yung retire this year and being eligible, offer themselves for re-election.

Peter Lee, Jack So and Tung Chee Chen, having been appointed as Directors of the Company under Article 91 since the last Annual General Meeting, also retire and, being eligible, offer themselves for election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$310,000; they received no other emoluments from the Company or any of its subsidiaries.

DIRECTORS' INTERESTS

At 31st December 2002, the register maintained under Section 29 of the Securities (Disclosures of Interests) Ordinance ("SDI") showed that Directors held the following beneficial interests in the shares of the Company:

DIRECTORS' INTERESTS *(continued)*

	Shares			
	Personal	Family	Other	Total
Philip Chen	9,000	–	–	9,000
Derek Cridland	17,000	–	–	17,000
James Hughes-Hallett	12,000	–	–	12,000
Tony Tyler	5,000	–	–	5,000
Raymond Yuen	9,000	–	–	9,000

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor children of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, no Director of the Company held any interest, whether beneficial or non-beneficial, in the share capital or warrants of the Company or any of its associated corporations (within the meaning of the SDI).

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations, was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

			Remarks
1. John Swire & Sons Limited	1,526,606,246		
2. Swire Pacific Limited	1,526,606,246	)	Duplications of John Swire &
3. John Swire & Sons (H.K.) Limited	1,526,606,246	)	Sons Limited's holding
4. CITIC Pacific Limited	859,353,462		
5. Super Supreme Company Limited	787,753,462	)	Duplication of CITIC Pacific
	6,226,925,662		Limited's holding
Less: Duplications	3,840,965,954		
	2,385,959,708		

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

James Hughes-Hallett
Chairman
Hong Kong, 5th March 2003

Corporate Governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance.

THE BOARD OF DIRECTORS

The Board comprises six executive Directors and twelve non-executive Directors, four of whom are independent. The Board is responsible to the shareholders for strategic development and for the operational and financial performance of the Company. The Board meets six times a year. The average attendance rate of the Directors for the year was 89%.

BOARD SAFETY REVIEW COMMITTEE

The Board has established a Board Safety Review Committee to review and report to the Board on safety and environmental issues. It comprises three executive Directors, two non-executive Directors, two executive officers and is chaired by the previous Director Flight Operations.

EXECUTIVE COMMITTEE

The Board has established an Executive Committee comprising four executive Directors and two non-executive Directors who meet once a month. It is responsible to the Board for overseeing and setting the strategic direction of the Company.

MANAGEMENT COMMITTEE

The Board has established a Management Committee comprising all six executive Directors and six executive officers who meet at least once a month. It is responsible to the Board for overseeing the day to day operation of the Company.

FINANCE COMMITTEE

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It comprises four executive Directors including the Finance Director, one non-executive Director and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

EXPENDITURE CONTROL COMMITTEE

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It comprises three executive Directors, including the Finance Director.

AUDIT COMMITTEE

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. It meets three times a year to review the completeness, accuracy and fairness of the Company's financial statements. The Committee also reviews the adequacy and effectiveness of the internal control system and provides assurance to the Board on legal and regulatory compliance issues. The external auditors, the Finance Director and the Internal Audit Manager also attend these meetings.

INTERNAL AUDIT

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan is discussed and agreed every year with the Audit Committee. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Director and Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department. A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee.

EXTERNAL AUDITORS

The external auditors are primarily responsible for auditing and reporting on the annual financial statements. In 2002 the total remuneration paid to the external auditors was HK$8 million being HK$6 million for audit and HK$2 million for taxation advice.

AIRLINE SAFETY REVIEW COMMITTEE

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk. It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, Hong Kong Airport Services Limited and the aircraft maintenance company, Hong Kong Aircraft Engineering Company Limited.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange.

Auditors' Report

To the shareholders of Cathay Pacific Airways Limited (Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 29 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy 4 on page 29.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 5th March 2003

Principal Accounting Policies

1. BASIS OF ACCOUNTING

The accounts have been prepared in accordance with Statements of Standard Accounting Practice ("HK SSAPs") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA") with the exception of the recognition of certain exchange differences as explained in accounting policy 4 below.

2. BASIS OF CONSOLIDATION

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to 31st December together with the Group's share of the results and net assets of its associated companies.

The results of subsidiary companies are included in the consolidated profit and loss account and the share attributable to minority interests is deducted from consolidated profit after taxation. Where interests have been bought or sold during the year only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiary and associated companies over the fair value of the Group's share of the net assets at the date of acquisition. The Group recognises goodwill arising on consolidation as an intangible asset and amortises it on a straight line basis over its estimated useful economic life not exceeding a period of 20 years.

The carrying amount of goodwill is reviewed annually and is written down if any impairment arises. On disposal of a subsidiary or associated company, the unamortised goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less any impairment loss recognised. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. ASSOCIATED COMPANIES

Associated companies are those companies, not being subsidiary companies, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associated companies as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associated companies represent the Group's share of net assets.

In the Company's balance sheet investments in associated companies are stated at cost less any impairment loss recognised and loans to those companies.

4. FOREIGN CURRENCIES

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(i) foreign currency denominated monetary assets and liabilities (including currency derivatives).

(ii) the balance sheets of foreign subsidiary and associated companies.

4. FOREIGN CURRENCIES *(continued)*

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(i) to reduce exposure to exchange rate fluctuations on future operating cash flows the Group arranges borrowings and leasing obligations in foreign currencies such that repayment can be met by anticipated operating cash flows. In addition the Group takes out currency derivatives to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Accounting Standards it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 22 to the accounts.

(ii) unrealised differences on net investments in foreign subsidiary and associated companies (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

The treatment of exchange differences on foreign currency operating cash flow hedges is supported by that element of International Accounting Standards which deals with accounting for hedge transactions. In the opinion of the Directors this treatment fairly reflects the effects of the Group's foreign currency cash flow hedge arrangements. The matching of foreign currency cash flows is a key risk management tool for the Group's airline operations. The appropriateness of continuing this treatment is assessed regularly, taking into consideration the latest operating cash flow projections of each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year on year results and conclude that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Group.

5. FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Aircraft and related equipment	over 20 years to residual value of between 0% to 10% of cost.
Other equipment	over 3 to 7 years to nil residual value.
Leasehold land and buildings	over the period of the lease to nil residual value.

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The Group's depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market prices and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. LEASED ASSETS

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. INTANGIBLE ASSETS

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 29.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

8. INVESTMENTS

Long-term investments are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

9. DEFEASANCE OF LONG-TERM LIABILITIES

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

10. RETIREMENT BENEFITS

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

In prior years the cost of defined benefit retirement plans was based upon funding recommendations using a prospective actuarial valuation. With the introduction of HK SSAP 34, "Employee benefits", the retirement benefit obligation less the fair value of plan assets is now recognised. The obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

The Group retained profit brought forward from 2001 has been reduced by HK$573 million being the recognition of the net defined benefit retirement obligations. Comparative figures have not been restated.

11. DEFERRED TAXATION

Provision is made for deferred taxation using the liability method for all timing differences.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make taxation payments on behalf of the lessors.

12. STOCK

Stock held for consumption is valued at weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

13. FUNDS WITH INVESTMENT MANAGERS AND OTHER LIQUID INVESTMENTS

Funds with investment managers and other liquid investments are valued on a mark to market basis and any gain or loss arising from the revaluation is taken to the profit and loss account.

Cash deposits and notes placed in respect of certain leasing and financing arrangements are stated at cost while other investments purchased to meet future leasing obligation repayments are stated at amortised cost.

14. REVENUE RECOGNITION

Passenger and cargo ticket sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

15. FUEL PRICE DERIVATIVES

The Group uses fuel derivatives to reduce its exposure to fluctuating fuel costs. Gains and losses on these instruments are recognised upon contract expiry as a component of fuel expense during the period the related fuel is used.

16. MAINTENANCE AND OVERHAUL COSTS

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. FREQUENT-FLYER PROGRAMME

The Group operates a frequent-flyer programme called Asia Miles. The incremental cost of providing travel in exchange for redemption of miles earned by members is accrued in the accounts as an operating cost and a future liability after allowing for miles which are not expected to be redeemed. As members redeem awards the incremental liability is reduced to reflect the release of the outstanding obligations.

18. RELATED PARTIES

For the purposes of these accounts parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

Consolidated Profit and Loss Account *for the year ended 31st December 2002*

	Note	**2002 HK$M**	2001 HK$M	**2002 US$M**	2001 US$M
Turnover					
Passenger services		**22,376**	20,580	**2,869**	2,638
Cargo services		**9,387**	8,343	**1,203**	1,070
Catering and other services		**1,327**	1,513	**170**	194
Total turnover	2	**33,090**	30,436	**4,242**	3,902
Expenses					
Staff		**(7,918)**	(7,629)	**(1,015)**	(978)
Route		**(6,113)**	(6,698)	**(784)**	(858)
Fuel		**(4,895)**	(5,313)	**(628)**	(681)
Aircraft maintenance		**(3,312)**	(3,234)	**(424)**	(415)
Depreciation and operating leases		**(4,720)**	(4,968)	**(605)**	(637)
Commissions		**(501)**	(539)	**(64)**	(69)
Others		**(881)**	(1,223)	**(113)**	(157)
Operating expenses		**(28,340)**	(29,604)	**(3,633)**	(3,795)
Operating profit	3	**4,750**	832	**609**	107
Finance charges		**(2,421)**	(2,668)	**(310)**	(342)
Finance income		**1,678**	2,097	**215**	269
Net finance charges	4	**(743)**	(571)	**(95)**	(73)
Profit on sale of investments	5	**-**	452	**-**	58
Share of profits of associated companies	13	**324**	188	**42**	24
Profit before taxation		**4,331**	901	**556**	116
Taxation	6	**(328)**	(202)	**(42)**	(26)
Profit after taxation		**4,003**	699	**514**	90
Minority interests		**(20)**	(42)	**(3)**	(6)
Profit attributable to shareholders	7	**3,983**	657	**511**	84
Dividends					
Interim – paid	8	**534**	416	**68**	53
Final – proposed	8	**1,868**	167	**240**	22
		2,402	583	**308**	75
Earnings per share					
Basic	9	**119.5¢**	19.7¢	**15.3¢**	2.5¢
Diluted	9	**118.7¢**	19.6¢	**15.2¢**	2.5¢
Dividend per share	8	**72.0¢**	17.5¢	**9.2¢**	2.2¢

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 39 to 61 form part of these accounts.

Consolidated Balance Sheet *at 31st December 2002*

	Note	2002 HK$M	2001 HK$M	2002 US$M	2001 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	10	**50,038**	51,660	**6,415**	6,623
Intangible assets	11	**489**	454	**63**	58
Investments in associated companies	13	**1,739**	1,590	**223**	204
Other long-term receivables and investments	14	**1,458**	1,575	**187**	202
		53,724	55,279	**6,888**	7,087
Long-term liabilities		**(31,382)**	(39,208)	**(4,024)**	(5,027)
Related pledged security deposits		**12,853**	17,194	**1,648**	2,205
Net long-term liabilities	15	**(18,529)**	(22,014)	**(2,376)**	(2,822)
Retirement benefit obligations	16	**(346)**	–	**(44)**	–
Deferred taxation	17	**(7,614)**	(7,836)	**(976)**	(1,005)
		(26,489)	(29,850)	**(3,396)**	(3,827)
Net non-current assets		**27,235**	25,429	**3,492**	3,260
Current assets and liabilities					
Stock		**430**	587	**55**	75
Trade and other receivables	18	**4,294**	4,778	**550**	613
Liquid funds	19	**13,180**	9,764	**1,690**	1,252
		17,904	15,129	**2,295**	1,940
Current portion of long-term liabilities		**(6,409)**	(3,241)	**(822)**	(416)
Related pledged security deposits		**2,128**	1,231	**273**	158
Net current portion of long-term liabilities	15	**(4,281)**	(2,010)	**(549)**	(258)
Trade and other payables	20	**(5,280)**	(4,556)	**(677)**	(584)
Unearned transportation revenue		**(2,518)**	(1,965)	**(323)**	(252)
Taxation		**(874)**	(626)	**(112)**	(80)
		(12,953)	(9,157)	**(1,661)**	(1,174)
Net current assets		**4,951**	5,972	**634**	766
Total assets less current and non-current liabilities		**32,186**	31,401	**4,126**	4,026
Minority interests		**(71)**	(93)	**(9)**	(12)
Net assets		**32,115**	31,308	**4,117**	4,014
CAPITAL AND RESERVES					
Share capital	21	**667**	666	**86**	85
Reserves	22	**31,448**	30,642	**4,031**	3,929
Shareholders' funds		**32,115**	31,308	**4,117**	4,014

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 5th March 2003

The notes on pages 39 to 61 form part of these accounts.

Company Balance Sheet *at 31st December 2002*

	Note	2002 HK$M	2001 HK$M	2002 US$M	2001 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	*10*	**42,041**	44,635	**5,390**	5,722
Intangible assets	*11*	**277**	293	**35**	38
Investments in subsidiary companies	*12*	**16,139**	13,963	**2,069**	1,790
Investments in associated companies	*13*	**75**	76	**10**	10
Other long-term receivables and investments	*14*	**1,279**	1,361	**164**	174
		59,811	60,328	**7,668**	7,734
Long-term liabilities		**(30,025)**	(36,261)	**(3,849)**	(4,649)
Related pledged security deposits		**4,513**	8,260	**579**	1,059
Net long-term liabilities	*15*	**(25,512)**	(28,001)	**(3,270)**	(3,590)
Retirement benefit obligations	*16*	**(368)**	–	**(47)**	–
Deferred taxation	*17*	**(7,484)**	(7,707)	**(960)**	(988)
		(33,364)	(35,708)	**(4,277)**	(4,578)
Net non-current assets		**26,447**	24,620	**3,391**	3,156
Current assets and liabilities					
Stock		**417**	575	**53**	74
Trade and other receivables	*18*	**4,042**	4,302	**518**	552
Liquid funds	*19*	**3,487**	2,852	**447**	366
		7,946	7,729	**1,018**	992
Current portion of long-term liabilities		**(5,835)**	(2,907)	**(748)**	(373)
Related pledged security deposits		**1,235**	218	**158**	28
Net current portion of long-term liabilities	*15*	**(4,600)**	(2,689)	**(590)**	(345)
Trade and other payables	*20*	**(5,400)**	(5,538)	**(692)**	(710)
Unearned transportation revenue		**(2,518)**	(1,965)	**(323)**	(252)
Taxation		**(855)**	(599)	**(109)**	(77)
		(13,373)	(10,791)	**(1,714)**	(1,384)
Net current liabilities		**(5,427)**	(3,062)	**(696)**	(392)
Net assets		**21,020**	21,558	**2,695**	2,764
CAPITAL AND RESERVES					
Share capital	*21*	**667**	666	**86**	85
Reserves	*22*	**20,353**	20,892	**2,609**	2,679
Shareholders' funds		**21,020**	21,558	**2,695**	2,764

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 5th March 2003

The notes on pages 39 to 61 form part of these accounts.

Consolidated Cash Flow Statement *for the year ended 31st December 2002*

	Note	2002 HK$M	2001 HK$M	2002 US$M	2001 US$M
Operating activities					
Cash generated from operations	23	9,300	4,613	1,192	591
Interest received		103	139	13	18
Net interest paid		(1,021)	(1,250)	(131)	(160)
Tax paid		(394)	(348)	(50)	(45)
Dividends received from associated companies		133	77	17	10
Net cash inflow from operating activities		8,121	3,231	1,041	414
Investing activities					
Sales of fixed assets		623	105	80	13
Payments for fixed and intangible assets		(2,790)	(7,305)	(358)	(936)
Net decrease in long-term receivables and investments		110	48	14	6
Receipts from disposal of partial interest in a subsidiary company		148	–	19	–
Receipts from disposal of an associated company		5	–	1	–
Purchase of minority interest in a subsidiary company		(194)	–	(25)	–
(Investments)/sales of funds with investment managers		(2,484)	2,105	(319)	270
Sales of other liquid investments		150	934	19	120
Net (increase)/decrease in short-term deposits maturing beyond three months		(11)	81	(1)	10
Repayment of loans from an associated company		4	4	1	1
Net cash outflow from investing activities		(4,439)	(4,028)	(569)	(516)
Financing activities					
New financing		2,451	7,970	314	1,021
Security deposits placed		(774)	(2,640)	(99)	(338)
Loan and finance lease repayments		(3,965)	(1,897)	(508)	(243)
Net cash benefit from financing arrangements		-	1,008	-	129
Shares repurchased and issued		46	(259)	6	(33)
Dividends paid – to shareholders		(701)	(1,915)	(90)	(246)
– to minority interests		(39)	(48)	(5)	(6)
Net cash (outflow)/inflow from financing activities		(2,982)	2,219	(382)	284
Increase in cash and cash equivalents		700	1,422	90	182
Cash and cash equivalents at 1st January		2,601	1,187	333	152
Effect of exchange differences		121	(8)	16	(1)
Cash and cash equivalents at 31st December	24	3,422	2,601	439	333

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 39 to 61 form part of these accounts.

Consolidated Statement of Changes in Equity *for the year ended 31st December 2002*

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2002	**666**	**20,541**	**7,162**	**21**	**306**	**2,599**	**13**	**31,308**
Prior year adjustment for retirement benefits								
– retirement benefit obligations	**–**	**(605)**	**–**	**–**	**–**	**–**	**–**	**(605)**
– investments in associated companies	**–**	**32**	**–**	**–**	**–**	**–**	**–**	**32**
As restated	**666**	**19,968**	**7,162**	**21**	**306**	**2,599**	**13**	**30,735**
Exchange differences on cash flow hedges								
– recognised during the year	**–**	**–**	**–**	**–**	**–**	**(1,313)**	**–**	**(1,313)**
– transferred to profit for the year	**–**	**–**	**–**	**–**	**–**	**(727)**	**–**	**(727)**
Revaluation surplus recognised during the year	**–**	**–**	**–**	**–**	**106**	**–**	**–**	**106**
Exchange differences	**–**	**–**	**–**	**–**	**–**	**–**	**(14)**	**(14)**
Net loss not recognised in the profit and loss account	**–**	**–**	**–**	**–**	**106**	**(2,040)**	**(14)**	**(1,948)**
Profit attributable to shareholders	**–**	**3,983**	**–**	**–**	**–**	**–**	**–**	**3,983**
2001 final dividend	**–**	**(167)**	**–**	**–**	**–**	**–**	**–**	**(167)**
2002 interim dividend	**–**	**(534)**	**–**	**–**	**–**	**–**	**–**	**(534)**
Share options exercised								
– premium received	**–**	**–**	**45**	**–**	**–**	**–**	**–**	**45**
– share capital issued	**1**	**–**	**–**	**–**	**–**	**–**	**–**	**1**
At 31st December 2002	**667**	**23,250**	**7,207**	**21**	**412**	**559**	**(1)**	**32,115**
At 1st January 2001	670	22,059	7,161	17	984	1,915	26	32,832
Exchange differences on cash flow hedges								
– recognised during the year	–	–	–	–	–	1,231	–	1,231
– transferred to profit for the year	–	–	–	–	–	(547)	–	(547)
Revaluation deficit recognised during the year	–	–	–	–	(226)	–	–	(226)
Revaluation surplus transferred to profit for the year on disposal	–	–	–	–	(452)	–	–	(452)
Exchange differences	–	–	–	–	–	–	(13)	(13)
Net loss not recognised in the profit and loss account	–	–	–	–	(678)	684	(13)	(7)
Profit for the year	–	657	–	–	–	–	–	657
2000 final dividend	–	(1,499)	–	–	–	–	–	(1,499)
2001 interim dividend	–	(416)	–	–	–	–	–	(416)
Purchase of Company's shares								
– premium paid on purchase	–	(256)	–	–	–	–	–	(256)
– share capital repurchased	(4)	–	–	–	–	–	–	(4)
– transfer between reserves	–	(4)	–	4	–	–	–	–
Premium received from share options exercised	–	–	1	–	–	–	–	1
At 31st December 2001	666	20,541	7,162	21	306	2,599	13	31,308

The notes on pages 39 to 61 form part of these accounts.

Company Statement of Changes in Equity *for the year ended 31st December 2002*

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2002	**666**	**10,439**	**7,162**	**21**	**330**	**2,940**	**21,558**
Prior year adjustment for retirement benefits	**–**	**(605)**	**–**	**–**	**–**	**–**	**(605)**
As restated	**666**	**9,834**	**7,162**	**21**	**330**	**2,940**	**20,953**
Exchange differences on cash flow hedges							
– recognised during the year	**–**	**–**	**–**	**–**	**–**	**(1,478)**	**(1,478)**
– transferred to profit for the year	**–**	**–**	**–**	**–**	**–**	**(765)**	**(765)**
Revaluation surplus recognised during the year	**–**	**–**	**–**	**–**	**100**	**–**	**100**
Net loss not recognised in the profit and loss account	**–**	**–**	**–**	**–**	**100**	**(2,243)**	**(2,143)**
Profit for the year	**–**	**2,865**	**–**	**–**	**–**	**–**	**2,865**
2001 final dividend	**–**	**(167)**	**–**	**–**	**–**	**–**	**(167)**
2002 interim dividend	**–**	**(534)**	**–**	**–**	**–**	**–**	**(534)**
Share options exercised							
– premium received	**–**	**–**	**45**	**–**	**–**	**–**	**45**
– share capital issued	**1**	**–**	**–**	**–**	**–**	**–**	**1**
At 31st December 2002	**667**	**11,998**	**7,207**	**21**	**430**	**697**	**21,020**
At 1st January 2001	670	12,882	7,161	17	1,015	2,093	23,838
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	1,403	1,403
– transferred to profit for the year	–	–	–	–	–	(556)	(556)
Revaluation deficit recognised during the year	–	–	–	–	(236)	–	(236)
Revaluation surplus transferred to profit for the year on disposal	–	–	–	–	(449)	–	(449)
Net gain not recognised in the profit and loss account	–	–	–	–	(685)	847	162
Loss for the year	–	(268)	–	–	–	–	(268)
2000 final dividend	–	(1,499)	–	–	–	–	(1,499)
2001 interim dividend	–	(416)	–	–	–	–	(416)
Purchase of Company's shares							
– premium paid on purchase	–	(256)	–	–	–	–	(256)
– share capital repurchased	(4)	–	–	–	–	–	(4)
– transfer between reserves	–	(4)	–	4	–	–	–
Premium received from share options exercised	–	–	1	–	–	–	1
At 31st December 2001	666	10,439	7,162	21	330	2,940	21,558

The notes on pages 39 to 61 form part of these accounts.

1. NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Group is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

Turnover by origin of sale:	**2002 HK$M**	2001 HK$M
North Asia		
– Hong Kong and Mainland China	**12,424**	10,956
– Japan, Korea and Taiwan	**6,979**	6,885
South East Asia and Middle East	**4,082**	3,710
Europe	**3,909**	3,685
Pacific and South Africa	**5,696**	5,200
	33,090	30,436

South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Indian sub-continent and Middle East. Europe includes Continental Europe, United Kingdom, Scandinavia, Russia, Baltic and Turkey. Pacific and South Africa includes U.S.A., Canada, Latin America, Australia, New Zealand, Fiji, Southern Africa and Mauritius.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset of the Group is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

2. TURNOVER *(continued)*

(b) Secondary reporting by business segment

	2002 HK$M	2001 HK$M
Revenue – external sales		
– Passenger services	**22,376**	20,580
– Cargo services	**9,387**	8,343
	31,763	28,923
Unallocated revenue		
– Catering and other services	**1,327**	1,513
	33,090	30,436

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and AHK. Cathay Pacific catering services and other airline supporting services which supplement the Group's operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset of the Group is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

3. OPERATING PROFIT

Operating profit has been arrived at after charging/(crediting):	2002 HK$M	2001 HK$M
Depreciation of fixed assets		
– Leased	**2,238**	2,417
– Owned	**1,591**	1,467
Amortisation of intangible assets	**120**	111
Operating lease rentals		
– Land and buildings	**368**	339
– Aircraft and related equipment	**444**	753
– Others	**34**	41
Operating lease income		
– Aircraft and related equipment	**(75)**	(160)
Cost of stock expensed	**1,156**	1,281
Exchange differences	**(179)**	(100)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(90)**	(64)
Income from listed investments	**(5)**	–

4. NET FINANCE CHARGES

Net interest charges	2002 HK$M	2001 HK$M
– Obligations under finance leases	**2,285**	2,471
– Interest income on related security deposits, notes and bonds	**(1,311)**	(1,410)
	974	1,061
– Bank loans and overdrafts	**116**	167
– Interest income on related security deposits	**(11)**	(10)
	105	157
– Other loans and bonds wholly repayable within five years	**–**	4
– Other loans not wholly repayable within five years	**20**	26
	1,099	1,248
Income from liquid funds		
– Funds with investment managers	**(202)**	(393)
– Bank deposits and investments	**(154)**	(284)
	(356)	(677)
	743	571

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. PROFIT ON SALE OF INVESTMENTS

The profit on sale of investments in 2001 represented the gain from the disposal of the Group's indirect interest in Equant N.V. in exchange for an indirect interest in France Telecom S.A.

6. TAXATION

The taxation charge comprises:	2002 HK$M	2001 HK$M
The Company and its subsidiary companies		
– Hong Kong profits tax	**58**	38
– Overseas taxation	**202**	133
– Deferred taxation	**34**	45
– Over provision for prior years	**(21)**	(49)
	273	167
Associated companies		
– Hong Kong profits tax	**40**	22
– Overseas taxation	**15**	13
	328	202

Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

7. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to the shareholders, a profit of HK$2,865 million (2001 loss: HK$268 million) has been dealt with in the accounts of the Company.

8. DIVIDENDS

	2002 **HK$M**	2001 HK$M
2002 interim dividend paid on 2nd October 2002 of HK¢16 per share (2001: HK¢12.5 per share)	**534**	416
2002 final dividend proposed on 5th March 2003 of HK¢56 per share (2001: HK¢5 per share)	**1,868**	167
	2,402	583

9. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$3,983 million (2001: HK$657 million) by the daily weighted average number of shares in issue throughout the year of 3,333 million (2001: 3,331 million) shares and 3,356 million (2001: 3,349 million) shares respectively with the latter adjusted for the effects of the share options.

	2002 **Million**	2001 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,333**	3,331
Deemed issue of ordinary shares for no consideration	**23**	18
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,356**	3,349

10. FIXED ASSETS

	Aircraft and related equipment		Other equipment		Properties	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	HK$M	Total HK$M
Group						
Cost						
At 1st January 2002	17,241	47,567	2,655	547	6,470	74,480
Exchange differences	–	–	–	–	1	1
Additions	2,630	–	76	–	4	2,710
Disposals	(3,458)	–	(344)	–	(245)	(4,047)
Transfers	4,703	(4,703)	–	–	–	–
At 31st December 2002	21,116	42,864	2,387	547	6,230	73,144
Accumulated depreciation						
At 1st January 2002	8,158	12,010	1,602	187	863	22,820
Charge for the year	1,128	2,214	201	24	262	3,829
Disposals	(3,117)	–	(343)	–	(83)	(3,543)
Transfers	2,783	(2,783)	–	–	–	–
At 31st December 2002	8,952	11,441	1,460	211	1,042	23,106
Net book value						
At 31st December 2002	12,164	31,423	927	336	5,188	50,038
At 1st January 2002	9,083	35,557	1,053	360	5,607	51,660
Company						
Cost						
At 1st January 2002	12,581	49,465	1,207	547	652	64,452
Additions	1,311	–	42	–	1	1,354
Disposals	(3,182)	–	(322)	–	(245)	(3,749)
Transfers	4,703	(4,703)	–	–	–	–
At 31st December 2002	15,413	44,762	927	547	408	62,057
Accumulated depreciation						
At 1st January 2002	5,812	12,548	1,013	187	257	19,817
Charge for the year	979	2,308	67	24	86	3,464
Disposals	(2,860)	–	(322)	–	(83)	(3,265)
Transfers	2,783	(2,783)	–	–	–	–
At 31st December 2002	6,714	12,073	758	211	260	20,016
Net book value						
At 31st December 2002	8,699	32,689	169	336	148	42,041
At 1st January 2002	6,769	36,917	194	360	395	44,635

10. FIXED ASSETS *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised by the Group at the end of the respective leases. The remaining lease terms range from 1 to 15 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Leased out assets

As at 31st December 2002, no aircraft (2001: five B747-300s) was leased out to a third party.

(c) Operating leased assets

Certain aircraft, properties and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2002, the two B747-400s (2001: two), four A340-300s (2001: four) and two A340-600s (2001: nil), all with purchase options, delivered and held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$2,106 million (2001: HK$1,222 million).

Operating leases for properties and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2002 for each of the following periods are as follows:

	2002		2001	
	HK$M	**HK$M**	HK$M	HK$M
Aircraft and related equipment				
– within one year	**636**		440	
– after one year but within five years	**2,052**		1,937	
– after five years	**41**	**2,729**	206	2,583
Properties and other equipment				
– within one year	**289**		359	
– after one year but within five years	**427**		537	
– after five years	**232**	**948**	242	1,138
		3,677		3,721

(d) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amount to HK$1,672 million (2001: HK$2 million) for the Group and HK$2 million (2001: HK$2 million) for the Company. No depreciation is provided on these advance payments.

(e) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance.

(f) Properties held at 31st December 2002 include land held under medium-term leases in Hong Kong with a net book value of HK$1,622 million (2001: HK$1,658 million).

11. INTANGIBLE ASSETS

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2002	312	559	871	537
Additions	164	80	244	79
Disposals	(114)	–	(114)	–
At 31st December 2002	362	639	1,001	616
Accumulated amortisation				
At 1st January 2002	153	264	417	244
Charge for the year	24	96	120	95
Disposals	(25)	–	(25)	–
At 31st December 2002	152	360	512	339
Net book value				
At 31st December 2002	210	279	489	277
At 1st January 2002	159	295	454	293

12. SUBSIDIARY COMPANIES

	Company	
	2002 HK$M	2001 HK$M
Unlisted shares at cost	214	214
Net amounts due (to)/from subsidiary companies		
– Loan accounts	(15,879)	(14,945)
– Current accounts	4,181	4,201
Other investments	27,623	24,493
	16,139	13,963

Principal subsidiary companies are listed on page 60.

13. ASSOCIATED COMPANIES

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Hong Kong listed shares at cost (Market value: HK$1,050 million, 2001: HK$548 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**38**	39
Share of net assets				
– listed in Hong Kong	**882**	755	**–**	–
– unlisted	**749**	723	**–**	–
	1,631	1,478	**90**	91
Less: Provision	**–**	–	**(17)**	(17)
Loans to associated companies	**108**	112	**2**	2
	1,739	1,590	**75**	76
Share of profits of associated companies				
– listed	**147**	95	**–**	–
– unlisted	**177**	93	**–**	–
	324	188	**–**	–
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**133**	77	**47**	31

The share of net assets of associated companies brought forward from 2001 has been increased by HK$32 million being prior year adjustment of retirement benefit assets.

Principal associated companies are listed on page 61.

14. OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Staff housing loans and other receivables	**527**	647	**484**	564
Investments at fair value				
– listed in Hong Kong	**134**	128	**–**	–
– listed outside Hong Kong	**51**	171	**49**	168
– unlisted	**746**	629	**746**	629
	1,458	1,575	**1,279**	1,361

An impairment loss of HK$113 million (2001: HK$90 million) for certain investments has been recognised under other expenses in the year.

15. LONG-TERM LIABILITIES

	Note	2002 Current HK$M	2002 Non-current HK$M	2001 Current HK$M	2001 Non-current HK$M
Group					
Long-term loans	*(a)*	**963**	**3,090**	628	3,268
Obligations under finance leases	*(b)*	**3,318**	**15,439**	1,382	18,746
		4,281	**18,529**	2,010	22,014
Company					
Long-term loans	*(a)*	**373**	**2,570**	185	2,580
Obligations under finance leases	*(b)*	**4,227**	**22,942**	2,504	25,421
		4,600	**25,512**	2,689	28,001

(a) Long-term loans

	Group 2002 HK$M	Group 2001 HK$M	Company 2002 HK$M	Company 2001 HK$M
Bank loans				
– secured	**3,561**	3,369	**1,980**	1,796
– unsecured	**539**	574	**539**	574
Other loans				
– secured	**450**	440	**424**	395
– unsecured	**43**	49	**–**	–
	4,593	4,432	**2,943**	2,765
Security deposits	**(540)**	(536)	**–**	–
Amount due within one year included under current liabilities	**(963)**	(628)	**(373)**	(185)
	3,090	3,268	**2,570**	2,580
Repayable as follows:				
Bank loans				
– within one year	**917**	573	**327**	149
– after one year but within two years	**1,745**	854	**1,418**	302
– after two years but within five years	**1,179**	2,516	**757**	1,919
– after five years	**259**	–	**17**	–
	4,100	3,943	**2,519**	2,370
Other loans				
– within one year	**46**	55	**46**	36
– after one year but within two years	**76**	39	**50**	39
– after two years but within five years	**172**	162	**172**	136
– after five years	**199**	233	**156**	184
	493	489	**424**	395
Security deposits	**(540)**	(536)	**–**	–
Amount due within one year included under current liabilities	**(963)**	(628)	**(373)**	(185)
	3,090	3,268	**2,570**	2,580

15. LONG-TERM LIABILITIES *(continued)*

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 3.7% and 7.0% per annum.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$935 million and HK$460 million respectively (2001: HK$444 million and HK$395 million).

As at 31st December 2002, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$28,660 million (2001: HK$31,588 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2003 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Within one year	**6,645**	4,269	**6,621**	4,390
After one year but within two years	**4,804**	6,239	**4,840**	6,192
After two years but within five years	**12,790**	19,189	**13,610**	18,912
After five years	**19,341**	22,324	**22,487**	22,056
Total future payments	**43,580**	52,021	**47,558**	51,550
Interest charges relating to future periods	**(10,382)**	(14,004)	**(14,641)**	(15,147)
Present value of future payments	**33,198**	38,017	**32,917**	36,403
Security deposits, notes and zero coupon bonds	**(14,441)**	(17,889)	**(5,748)**	(8,478)
Amounts due within one year included under current liabilities	**(3,318)**	(1,382)	**(4,227)**	(2,504)
	15,439	18,746	**22,942**	25,421

The present value of future payments is repayable as follows:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Within one year	**5,446**	2,613	**5,462**	2,722
After one year but within two years	**3,696**	4,459	**3,801**	4,449
After two years but within five years	**10,222**	15,163	**10,881**	15,219
After five years	**13,834**	15,782	**12,773**	14,013
	33,198	38,017	**32,917**	36,403

As at 31st December 2002, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$7,725 million and HK$1,561 million respectively (2001: HK$5,804 million and HK$1,561 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

16. RETIREMENT BENEFITS

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes
The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuations of CPALRS and of the portion of SGRBS funds specifically designated for the purposes of the actuarial valuation for the Group's employees were completed by a qualified actuary, Watson Wyatt Hong Kong Limited, as at 31st December 2002 using the projected unit credit method. These valuations indicate that the Group's obligations are 77% (2001: 88%) covered by the plan assets held by the trustees.

The principal actuarial assumptions are:	SGRBS	CPALRS
Discount rate used	5%	4%
Expected return on plan assets	7%	7%
Future salary increases	2-5%	2-5%

	Group		Company	
Net liability recognised in the balance sheet:	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
Present value of funded obligations	5,937	–	5,563	–
Fair value of plan assets	(4,574)	–	(4,235)	–
	1,363	–	1,328	–
Net unrecognised actuarial losses	(1,017)	–	(960)	–
	346	–	368	–

	Group		Company	
Movements in net retirement benefit liability comprise:	2002 HK$M	2001 HK$M	2002 HK$M	2001 HK$M
At 1st January	–	–	–	–
Prior year adjustment for transitional liabilities	605	–	605	–
Movements for the year				
– Net expenses recognised in the profit and loss account	379	–	365	–
– Contributions paid	(638)	–	(602)	–
At 31st December	346	–	368	–

16. RETIREMENT BENEFITS *(continued)*

Net expenses recognised in the Group profit and loss account:	**2002** **HK$M**
Current service cost	**391**
Interest on obligations	**318**
Expected return on plan assets	**(330)**
Total included in staff costs (2001: HK$380 million)	**379**
Actual loss on plan assets	**373**

The difference between the market value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes
Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$10 million (2001: HK$15 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Since the Company has obtained exemption for its existing retirement schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$298 million (2001: HK$266 million).

17. DEFERRED TAXATION

	Group		Company	
Movements in deferred taxation comprise:	**2002** **HK$M**	2001 HK$M	**2002** **HK$M**	2001 HK$M
At 1st January	**7,836**	7,146	**7,707**	7,026
Movements for the year				
– transfer from profit and loss account				
– tax provision	**34**	45	**33**	36
– operating expenses	**147**	118	**147**	118
– initial cash benefit from lease arrangements	**–**	759	**–**	759
Amount due within one year included under current liabilities – taxation	**(403)**	(232)	**(403)**	(232)
At 31st December	**7,614**	7,836	**7,484**	7,707

17. DEFERRED TAXATION *(continued)*

The deferred taxation provision comprises:	Group 2002 HK$M	Group 2001 HK$M	Company 2002 HK$M	Company 2001 HK$M
Timing differences arising from				
– different taxation and accounting treatments of fixed assets	**698**	668	**572**	539
– certain lease arrangements	**6,921**	7,177	**6,921**	7,177
– other timing differences	**(5)**	(9)	**(9)**	(9)
	7,614	7,836	**7,484**	7,707

Provision has been made for all deferred taxation liabilities.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2004 to 2012 (2001: 2003 to 2012) as follows:

	2002 HK$M	2001 HK$M
After one year but within five years	**4,144**	2,751
After five years but within ten years	**2,777**	3,730
After ten years	**–**	696
	6,921	7,177

18. TRADE AND OTHER RECEIVABLES

	Group 2002 HK$M	Group 2001 HK$M	Company 2002 HK$M	Company 2001 HK$M
Trade debtors	**2,413**	2,518	**2,267**	2,120
Other receivables and prepayments	**1,867**	2,250	**1,774**	2,181
Due from associated companies	**11**	9	**–**	–
Due from other related companies	**3**	1	**1**	1
	4,294	4,778	**4,042**	4,302

Analysis of trade debtors by age:	Group 2002 HK$M	Group 2001 HK$M	Company 2002 HK$M	Company 2001 HK$M
Current	**2,257**	2,336	**2,145**	2,024
One to three months overdue	**96**	116	**67**	65
More than three months overdue	**60**	66	**55**	31
	2,413	2,518	**2,267**	2,120

The Company normally grants a credit term of 30 days to customers or follows the local industry standard with the debt partially protected by bank guarantee or other monetary collateral.

19. LIQUID FUNDS

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Short-term deposits and bank balances	**3,438**	2,619	**2,821**	2,233
Short-term deposits maturing beyond three months when placed:	**57**	46	**57**	46
Funds with investment managers				
– debt securities listed outside Hong Kong	**6,562**	4,140	**–**	–
– bank deposits	**931**	667	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**123**	115	**–**	–
– bank deposits	**2,069**	2,177	**609**	573
	13,180	9,764	**3,487**	2,852

Included in other liquid investments are short-term bank deposits of HK$2,069 million (2001: HK$2,177 million) and debt securities of HK$53 million (2001: HK$115 million) which are pledged to lessors as part of long-term financing arrangements. The arrangements provide that the Group must maintain these deposits and debt securities at specified levels for the duration of the financing.

20. TRADE AND OTHER PAYABLES

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Trade creditors	**1,520**	1,617	**1,391**	1,376
Other payables	**3,431**	2,657	**3,695**	3,905
Due to associated companies	**187**	145	**180**	136
Due to other related companies	**126**	119	**123**	107
Bank overdrafts – unsecured	**16**	18	**11**	14
	5,280	4,556	**5,400**	5,538

	Group		Company	
Analysis of trade creditors by age:	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
Current	**1,071**	1,068	**972**	934
One to three months overdue	**343**	397	**332**	350
More than three months overdue	**106**	152	**87**	92
	1,520	1,617	**1,391**	1,376

21. SHARE CAPITAL

	2002		2001	
	Number of shares	HK$M	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,329,817,848**	**666**	3,350,621,848	670
Shares purchased and cancelled	**–**	**–**	(21,000,000)	(4)
Share options exercised	**6,190,000**	**1**	196,000	–
At 31st December	**3,336,007,848**	**667**	3,329,817,848	666

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance will be exercisable on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

Movements in options outstanding comprise:	2002 Number of shares	2001 Number of shares
At 1st January	**67,134,000**	67,970,000
Options exercised	**(6,190,000)**	(196,000)
Options lapsed	**(71,000)**	(640,000)
At 31st December	**60,873,000**	67,134,000
Options vested at 31st December	**29,913,500**	2,893,000

No option was granted under the Scheme during the year.

Details of share options exercised during the year:	2002	2001
Exercise date	**10/1/02–31/12/02**	2/4/01–16/8/01
Proceeds received (HK$)	**46,239,300**	1,464,120
Weighted average closing share price immediately before the exercise date (HK$)	**12.14**	10.81

22. RESERVES

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Retained profit	**23,250**	20,541	**11,998**	10,439
Share premium	**7,207**	7,162	**7,207**	7,162
Capital redemption reserve	**21**	21	**21**	21
Investment revaluation reserve	**412**	306	**430**	330
Cash flow hedge reserve	**559**	2,599	**697**	2,940
Other reserves	**(1)**	13	**–**	–
	31,448	30,642	**20,353**	20,892

Included in retained profit is an amount of HK$1,198 million (2001: HK$1,033 million) relating to retained profit attributable to associated companies.

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Other reserves include the attributable post-acquisition reserves of associated companies capitalised by bonus issues and exchange differences arising from revaluation of foreign investments.

Cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

Exchange differences recorded in the Group cash flow hedge reserve are expected to be credited/(charged) to operating profit as noted below based on exchange rates ruling at 31st December 2002.

	1st half HK$M	2nd half HK$M	Total HK$M
2003	**19**	**67**	**86**
2004	**(5)**	**31**	**26**
2005	**267**	**48**	**315**
2006	**54**	**(35)**	**19**
2007	**108**	**8**	**116**
Beyond 2007			**(3)**
			559

The actual exchange differences ultimately recognised in operating profit will depend upon exchange rates ruling on the repayment dates of the relevant long-term liabilities and lease obligations.

22. RESERVES *(continued)*

Had HK SSAP 11 been adopted, there would have been no financial impact on the Group's assets, liabilities and cash flows. HK$559 million (2001: HK$2,599 million) would have been included in retained profit rather than the cash flow hedge reserve and the effect on profit attributable to shareholders and earnings per share would be:

	2002 HK$M	2001 HK$M
Profit attributable to shareholders	**3,983**	657
HK SSAP 11 adjustment	**(2,040)**	684
Adjusted profit with adoption of HK SSAP 11	**1,943**	1,341
Adjusted earnings per share with adoption of HK SSAP 11	**58.3¢**	40.3¢
Earnings per share	**119.5¢**	19.7¢

23. RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS

	2002 HK$M	2001 HK$M
Operating profit	**4,750**	832
Depreciation	**3,829**	3,884
Amortisation of intangible assets	**120**	111
(Gain)/loss on disposal of fixed assets and intangible assets	**(119)**	48
Profit on disposal of an associated company	**(1)**	–
Profit on disposal of partial interest in a subsidiary	**(32)**	–
Currency adjustments and other items not involving cash flows	**(780)**	(428)
Decrease in stock	**157**	60
Decrease in trade debtors, other receivables and prepayments	**488**	222
Increase/(decrease) in net amounts due to related and associated companies	**45**	(23)
Increase/(decrease) in trade creditors and other payables	**677**	(964)
Increase/(decrease) in unearned transportation revenue	**553**	(289)
Non-operating movements in debtors and creditors	**(387)**	1,160
Cash generated from operations	**9,300**	4,613

24. ANALYSIS OF CASH AND CASH EQUIVALENTS

	2002 HK$M	2001 HK$M
Short-term deposits and bank balances	**3,438**	2,619
Bank overdrafts	**(16)**	(18)
	3,422	2,601

25. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002 HK$M	2001 HK$M
Fees	–	–
Emoluments		
– Salaries, allowances and benefits in kind	35	34
– Contributions to retirement schemes	3	2
	38	36

Housing costs accounted for 20% (2001: 22%) of emoluments.

26. EMPLOYEE INFORMATION

The five highest paid individuals of the Company included four (2001: four) Directors, whose total emoluments are included in the amounts set out in note 25 above, and one (2001: one) other whose emoluments comprised:

	2002 HK$M	2001 HK$M
Remuneration		
– Salaries, allowances and benefits in kind	4	4
– Contributions to retirement schemes	1	1
	5	5

The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2002			2001		
HK$'000	Director	Flight staff	Other staff	Director	Flight staff	Other staff
0 – 1,000	15	6,345	7,387	13	6,466	7,531
1,000 – 1,500	–	436	165	–	425	160
1,500 – 2,000	–	241	70	–	184	94
2,000 – 2,500	–	64	26	–	191	16
2,500 – 3,000	–	116	10	–	182	8
3,000 – 3,500	–	141	5	–	77	4
3,500 – 4,000	–	63	3	1	18	2
4,000 – 4,500	1	25	–	–	7	4
4,500 – 5,000	–	4	2	1	–	–
5,000 – 5,500	2	4	1	1	2	1
5,500 – 6,000	–	–	–	1	–	–
6,000 – 6,500	1	–	–	–	–	–
7,000 – 7,500	1	–	–	1	–	–
8,000 – 8,500	–	–	–	1	–	–
8,500 – 9,000	1	–	–	–	–	–
	21	7,439	7,669	19	7,552	7,820

27. RELATED PARTY TRANSACTIONS

(a) Material transactions between the Group and associated companies and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2002		2001	
	Associated companies HK$M	Other related parties HK$M	Associated companies HK$M	Other related parties HK$M
Turnover	85	–	80	–
Aircraft maintenance costs	839	1,191	775	1,845
Route operating costs	194	657	189	607
Dividends received	(133)	(87)	(77)	(28)
Fixed assets purchase	56	42	10	12

(b) Other transactions with related parties

(i) Under an agreement between the two parties, the Company pays fees and reimburses costs to the John Swire & Sons Limited group in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associated companies, minority interests, and any profits and losses on disposal of fixed assets will be paid annually. Service fees paid for the year ended 31st December 2002 were HK$102 million (2001: HK$21 million) and expenses of HK$156 million (2001: HK$165 million) were reimbursed at cost.

(ii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$201 million was received from Dragonair for these transactions in 2002 (2001: HK$193 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(c) Amounts due to and due from associated companies and other related companies at 31st December 2002 are disclosed in notes 18 and 20 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) At 31st December 2002, the Company has given guarantees relating to long-term loan facilities of HK$18 million (2001: HK$16 million) held by an associated company.

(e) There were no material transactions with Directors except for those relating to remuneration (note 25 to the accounts) and shareholdings (Directors' Report).

28. WAIVER FROM COMPLIANCE WITH LISTING RULES

Pursuant to Rule 14.04 (8) of the Listing Rules, the Stock Exchange has granted to the Company a waiver from full compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. As a result of the waiver, instead of the normal tests under Chapter 14, the test for the Company will be made by reference to Available Tonne Kilometres (ATKs). The test will be a calculation based on ATKs for aircraft being acquired or disposed of compared to the aggregate fleet ATKs. ATKs are calculated for each sector by multiplying the capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on that sector, by the sector distance.

	2002	2001
Fleet ATKs (in million tonne kilometres)	**12,820**	11,827

29. COMMITMENTS AND CONTINGENCIES

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the year but not provided for in the accounts amounted to:

	Group		Company	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Authorised and contracted for				
– aircraft and related equipment	**3,605**	121	**58**	121
– others	**4**	1	**–**	–
	3,609	122	**58**	121
Authorised but not contracted for				
– aircraft and related equipment	**443**	105	**443**	105
– others	**2**	–	**–**	–
	445	105	**443**	105
	4,054	227	**501**	226

These Group commitments are expected to be paid as follows:	**HK$M**
2003	**3,189**
2004	**826**
Beyond 2004	**39**
	4,054

Operating lease commitments are shown in note 10.

29. COMMITMENTS AND CONTINGENCIES *(continued)*

(b) The Company has undertaken to indemnify lessors in respect of certain leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments. The Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Group's position, no further details are disclosed.

(c) At 31st December 2002, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,404 million (2001: HK$1,202 million).

30. CHANGES IN THE FINANCIAL STATEMENTS

With the introduction of HK SSAP 34 "Employee benefits", the Group's accounting policy on defined benefit retirement schemes has been changed. This has resulted in changes to the presentation of certain items as described in accounting policy 10.

Principal Subsidiary and Associated Companies *at 31st December 2002*

SUBSIDIARY COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
Aircrew Services Limited	Hong Kong	Provision of aircrew services	100	9 shares of HK$10
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	97	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	80*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiary and associated companies are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiary companies.*

ASSOCIATED COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Associated Engineers Limited	Hong Kong	Airport ground support and general engineering	34
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc	Philippines	Airline catering	40*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Airport Restaurant Caterers Company Limited	Hong Kong	Airport catering	33
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	19*
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiary companies.*

Statistics

		2002	2001	2000
Consolidated profit and loss summary	*HK$M*			
Passenger services		**22,376**	20,580	22,878
Cargo services		**9,387**	8,343	10,136
Catering and other services		**1,327**	1,513	1,509
Total turnover		**33,090**	30,436	34,523
Operating expenses		**(28,340)**	(29,604)	(29,234)
Operating profit/(loss)		**4,750**	832	5,289
Net finance charges		**(743)**	(571)	(367)
Profit on sale of investments		**–**	452	–
Share of profits of associated companies		**324**	188	279
Profit/(loss) before taxation		**4,331**	901	5,201
Taxation		**(328)**	(202)	(110)
Profit/(loss) after taxation		**4,003**	699	5,091
Minority interests		**(20)**	(42)	(86)
Profit/(loss) attributable to shareholders		**3,983**	657	5,005
Dividends paid		**(701)**	(1,915)	(1,585)
Retained profit/(loss) for the year		**3,282**	(1,258)	3,420
Consolidated balance sheet summary	*HK$M*			
Fixed and intangible assets		**50,527**	52,114	48,959
Long-term receivables and investments		**3,197**	3,165	3,756
Borrowings		**(22,810)**	(24,024)	(20,838)
Liquid funds less bank overdrafts		**13,164**	9,746	10,952
Net borrowings		**(9,646)**	(14,278)	(9,886)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(3,932)**	(1,764)	(2,752)
Retirement benefit obligations		**(346)**	–	–
Deferred taxation		**(7,614)**	(7,836)	(7,146)
Minority interests		**(71)**	(93)	(99)
Net assets		**32,115**	31,308	32,832
Financed by:				
Shareholders' funds		**32,115**	31,308	32,832
Per share				
Shareholders' funds	*HK$*	**9.63**	9.40	9.80
EBITDA	*HK$*	**2.71**	1.64	2.70
Earnings/(loss)	*HK cents*	**119.5**	19.7	148.4
Dividend	*HK cents*	**72.0**	17.5	65.0
Ratios				
Profit/(loss) margin	*%*	**12.0**	2.2	14.5
Return of average shareholders' funds	*%*	**12.6**	2.0	16.4
Dividend cover	*Times*	**1.7**	1.1	2.3
Interest cover	*Times*	**6.4**	1.5	14.4
Gross debt/equity ratio	*Times*	**0.71**	0.77	0.63
Net debt/equity ratio	*Times*	**0.30**	0.46	0.30

1999	1998	1997	1996	1995	1994	1993
18,979	18,532	21,851	23,680	22,128	20,027	18,321
8,391	6,955	7,712	6,797	6,641	5,573	4,277
1,332	1,123	1,014	1,037	941	800	738
28,702	26,610	30,577	31,514	29,710	26,400	23,336
(25,891)	(27,281)	(28,537)	(27,738)	(25,956)	(23,258)	(20,767)
2,811	(671)	2,040	3,776	3,754	3,142	2,569
(918)	(311)	(335)	(384)	(597)	(557)	(280)
482	185	–	559	–	–	–
108	172	306	363	379	381	316
2,483	(625)	2,011	4,314	3,536	2,966	2,605
(219)	104	(291)	(484)	(516)	(560)	(288)
2,264	(521)	1,720	3,830	3,020	2,406	2,317
(84)	(35)	(40)	(17)	(57)	(33)	(32)
2,180	(556)	1,680	3,813	2,963	2,373	2,285
(339)	(694)	(1,817)	(1,455)	(1,217)	(1,203)	(1,203)
1,841	(1,250)	(137)	2,358	1,746	1,170	1,082
48,541	47,985	41,787	38,138	28,930	24,226	22,249
3,548	3,635	2,728	2,302	2,149	1,789	1,459
(24,783)	(27,198)	(23,122)	(26,043)	(21,722)	(22,036)	(21,182)
11,567	12,240	14,327	20,178	13,926	14,975	14,383
(13,216)	(14,958)	(8,795)	(5,865)	(7,796)	(7,061)	(6,799)
(3,944)	(3,970)	(2,652)	(2,904)	(2,639)	(2,153)	(1,705)
–	–	–	–	–	–	–
(6,714)	(6,359)	(5,802)	(5,359)	(3,954)	(3,006)	(1,951)
(86)	(108)	(104)	(78)	(99)	(88)	(33)
28,129	26,225	27,162	26,234	16,591	13,707	13,220
28,129	26,225	27,162	26,234	16,591	13,707	13,220
8.31	7.75	8.02	7.63	5.79	4.78	4.61
2.07	0.91	1.47	2.06	2.40	2.16	1.69
64.4	(16.4)	49.1	119.7	103.4	82.8	79.8
30.0	10.0	29.0	53.0	48.0	42.0	42.0
7.6	(2.1)	5.5	12.1	10.0	9.0	9.8
8.0	(2.1)	6.3	17.8	19.6	17.6	17.9
2.1	(1.6)	1.7	2.1	2.2	2.0	1.9
3.1	(2.2)	6.1	9.8	6.3	5.6	9.2
0.88	1.04	0.85	0.99	1.31	1.61	1.60
0.47	0.57	0.32	0.22	0.47	0.52	0.51

		2002	2001	2000
Operating summary (Cathay Pacific)				
Kilometres flown	*Million*	**237**	224	219
Block hours	*'000 Hours*	**322**	307	296
Aircraft departures	*'000*	**68**	65	63
Available tonne kilometres	*Million*	**12,820**	11,827	11,630
Revenue tonne kilometres	*Million*	**9,522**	8,201	8,650
Available seat kilometres	*Million*	**63,050**	62,790	61,909
Revenue passengers carried	*'000*	**12,321**	11,269	11,864
Revenue passenger kilometres	*Million*	**49,041**	44,792	47,153
Revenue load factor	*%*	**75.9**	70.4	75.2
Passenger load factor	*%*	**77.8**	71.3	76.2
Cargo carried	*'000 Tonnes*	**851**	704	769
Cargo and mail tonne kilometres	*Million*	**4,854**	3,938	4,161
Cargo and mail load factor	*%*	**71.2**	67.3	72.5
Excess baggage carried	*Tonnes*	**2,401**	2,270	3,489
Mail carried	*Tonnes*	**11,082**	8,684	8,927
Length of scheduled routes network	*'000 Kilometres*	**398**	341	363
Destinations at year end	*Number*	**62**	51	51
Staff number at year end	*Number*	**14,649**	14,473	14,328
ATK per staff	*'000*	**885**	810	843
On-time performance				
Departure (within 15 minutes)	*%*	**90.7**	82.9	84.0
Average aircraft utilisation	*Hours per day*			
A330-300		**10.1**	9.4	9.5
A340-200		**–**	–	–
A340-300		**13.3**	13.4	14.7
A340-600		**6.3**	–	–
B747-200/300		**–**	–	–
B747-400		**14.1**	14.4	15.1
B747-200F		**13.6**	12.2	13.6
B747-400F		**15.4**	14.3	15.8
B777-200/300		**9.4**	9.6	9.7
L1011		**–**	–	–
Fleet average		**12.1**	12.1	12.9
Fleet profile				
Aircraft operated by Cathay Pacific:				
A330-300		**20**	20	12
A340-200		**–**	–	–
A340-300		**15**	15	14
A340-600		**2**	–	–
B747-200/300		**–**	–	–
B747-400		**19**	19	19
B747-200F		**6**	4	4
B747-400F		**5**	5	3
B777-200		**5**	5	5
B777-300		**7**	7	7
L1011		**–**	–	–
Sub-total		**79**	75	64
Aircraft not operated by Cathay Pacific:				
B747-200/300		**–**	6	8
B747-200F		**1**	3	3
Total number of aircraft		**80**	84	75

1999	1998	1997	1996	1995	1994	1993
202	202	193	182	162	146	135
273	271	254	244	217	193	175
58	59	56	55	52	49	46
10,867	10,857	10,399	10,018	8,946	8,052	7,212
7,768	7,213	7,331	7,072	6,214	5,553	4,834
58,114	60,295	57,104	54,306	49,334	45,892	41,552
10,516	10,299	10,018	10,985	10,381	9,750	8,867
41,502	40,679	38,962	40,185	35,341	32,727	29,097
71.5	67.1	69.5	72.6	70.8	70.4	68.9
71.4	67.5	68.2	74.0	71.6	71.3	70.0
672	580	635	568	531	463	395
3,817	3,339	3,621	3,244	2,847	2,434	2,060
71.5	65.2	72.9	66.9	67.0	66.1	63.3
3,376	3,375	3,301	4,133	4,632	4,807	5,068
7,094	6,775	10,831	13,719	13,112	12,697	13,071
346	338	309	296	279	275	276
49	49	48	45	44	42	42
13,159	13,971	15,747	15,757	14,744	14,469	14,098
807	739	663	651	619	574	534
83.5	80.3	81.8	78.0	77.3	79.0	74.0
9.0	9.5	8.5	8.9	7.4	–	–
–	–	12.8	14.7	12.3	10.3	–
14.9	15.8	15.9	16.4	–	–	–
–	–	–	–	–	–	–
7.7	7.0	7.1	7.6	8.5	8.8	8.8
14.4	15.3	15.4	15.3	14.5	14.7	14.4
14.1	13.6	14.2	13.8	13.8	14.0	13.9
15.8	15.6	15.3	15.2	14.7	13.9	–
8.9	8.9	7.9	7.0	–	–	–
–	–	–	4.8	6.1	5.6	5.7
12.4	12.2	11.8	11.4	10.8	10.2	9.8
12	12	11	10	7	–	–
–	–	–	2	4	2	–
14	11	6	5	–	–	–
–	–	–	–	–	–	–
–	6	13	13	13	13	13
19	19	19	19	19	18	17
4	4	4	4	4	4	4
2	2	2	2	2	1	–
4	4	4	4	–	–	–
7	4	–	–	–	–	–
–	–	–	–	8	17	19
62	62	59	59	57	55	53
12	7	–	–	–	–	–
3	3	3	3	–	–	–
77	72	62	62	57	55	53


Cost per ATK
HK$
3.0
2.5
2.0
1.5
1.0
0.5
0
93 94 95 96 97 98 99 00 01 02
ATK per HK$'000 staff cost
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
93 94 95 96 97 98 99 00 01 02
Aircraft utilisation
Hours per day
14
12
10
8
6
4
2
0
93 94 95 96 97 98 99 00 01 02
Share price
Average share price in HK$
Average HSI
12,000
10,000
8,000
6,000
4,000
2,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2002
Cathay Pacific share price
Hang Seng Index (HSI)

		2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Productivity											
Cost per ATK	*HK$*	**2.13**	2.36	2.32	2.24	2.34	2.60	2.64	2.80	2.81	2.84
ATK per HK$'000 staff cost	*Unit*	**1,798**	1,725	1,725	1,669	1,533	1,446	1,403	1,327	1,316	1,326
Aircraft utilisation	*Hours per day*	**12.1**	12.1	12.9	12.4	12.2	11.8	11.4	10.8	10.2	9.8
Share prices	*HK$*										
High		**13.6**	14.3	17.6	16.8	8.9	16.4	14.9	12.8	15.7	15.3
Low		**9.9**	6.1	10.3	7.4	4.7	5.4	10.6	10.0	10.2	8.5
Year-end		**10.7**	10.0	14.4	13.9	7.7	6.3	12.2	11.8	11.3	15.0
Price ratios (Note)	*Times*										
Price/Earnings		**9.0**	50.8	9.7	21.6	(46.9)	12.8	10.2	11.4	13.6	18.8
Market capitalisation/ Shareholders' funds		**1.1**	1.1	1.5	1.7	1.0	0.8	1.6	2.0	2.4	3.3
Price/Cash flow		**3.8**	7.2	5.9	7.0	6.4	4.5	6.1	4.9	5.4	10.0

Note: Based on year end share price, where applicable.

Glossary

TERMS

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

RATIOS

Earnings/(loss) per share = $\dfrac{\text{Profit/(loss) attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

Profit/(loss) margin = $\dfrac{\text{Profit/(loss) attributable to shareholders}}{\text{Turnover}}$

Shareholders' funds per share = $\dfrac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$

Return on average shareholders' funds = $\dfrac{\text{Profit/(loss) attributable to shareholders}}{\text{Average shareholders' funds}}$

Dividend cover = $\dfrac{\text{Profit/(loss) attributable to shareholders}}{\text{Dividends}}$

Interest cover = $\dfrac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$

Gross debt/equity ratio = $\dfrac{\text{Borrowings}}{\text{Shareholders' funds}}$

Net debt/equity ratio = $\dfrac{\text{Net borrowings}}{\text{Shareholders' funds}}$

Passenger/Cargo and mail load factor = $\dfrac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$

Revenue load factor = $\dfrac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the operating cost

Passenger/Cargo and mail yield = $\dfrac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$

Cost per ATK = $\dfrac{\text{Total operating expenses of Cathay Pacific}}{\text{ATK of Cathay Pacific}}$

Corporate and Shareholder Information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways Limited, please contact:
Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *http://www.cathaypacific.com*

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286
U.S.A.

Investor hotline (toll free):
1(888) BNY ADRS or 1(888) 269 2377
General line: 1(212) 815 2293
Fax: 1(212) 571 3050
Email: ADR@bankofny.com
Website: www.adrbny.com

REGISTRARS

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

FINANCIAL CALENDAR

Year ended 31st December 2002	
Annual General Meeting	14th May 2003
2002 final dividend payable	2nd June 2003
Six months ending 30th June 2003	
Interim results announcement	August 2003
Interim dividend payable	October 2003

IMPORTANT

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF MEETING

together with

LETTER FROM THE CHAIRMAN

and

EXPLANATORY STATEMENT

in respect of

GENERAL MANDATES



CATHAY PACIFIC

Executive Directors:
James Hughes-Hallett, *Chairman*
David Turnbull, *Deputy Chairman and Chief Executive*
Philip Chen, *Chief Operating Officer*
Robert Atkinson, *Finance Director*
Derek Cridland, *Engineering Director*
Tony Tyler, *Director Corporate Development*

Non-Executive Directors:
Robert Adams
Martin Cubbon
Henry Fan, *Deputy Chairman*
Vernon Moore
Sir Adrian Swire
Raymond Yuen
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors:
Raymond Or
Peter Lee
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

4th April 2003

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES

1. At the annual general meeting of the Company held on 15th May 2002, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 15th May 2002; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 15th May 2002, plus (b) (authorised by a separate ordinary resolution as required by the Rules governing the Listing of Securities on the Stock Exchange ["the Listing Rules"]) the nominal amount of any shares repurchased by the Company.

2. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the annual general meeting for 2003, unless renewed at that meeting. Resolutions (Resolutions 4, 5 and 6) will be proposed to renew these mandates and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

DIRECTORS' FEES

3. At the annual general meeting in 1988, shareholders resolved that directors' fees not exceeding an aggregate sum of HK$1.25 million be paid in any one year. This has remained unchanged in spite of an increase in the number of Directors and the payment of additional fees (within the aggregate sum of directors' fees approved by the shareholders in 1988) to those Directors who are Audit Committee members. A resolution (Resolution 7) will be proposed to increase the maximum aggregate sum to HK$2 million in any one year.

NOTICES OF MEETINGS

4. Notice of the annual general meeting is set out on pages 4 to 5 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

5. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

6. Your Directors believe that the increase in directors' fees and the general mandates are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the annual general meeting.

Yours faithfully

James Hughes-Hallett

Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 5th March 2003, the latest practicable date for determining such figure, the number of shares in issue was 3,336,433,848. On the basis of this figure (and assuming no shares are issued or repurchased after 5th March 2003 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 333,643,384 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2002) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

   The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present shareholding (amounting to approximately 45.76% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by Swire Pacific Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
March 2002	12.00	11.45
April 2002	13.50	10.95
May 2002	13.60	12.35
June 2002	12.50	11.50
July 2002	12.70	11.25
August 2002	12.50	10.70
September 2002	12.15	10.05
October 2002	11.80	10.75
November 2002	11.75	10.85
December 2002	11.80	10.65
January 2003	11.95	10.60
February 2003	11.85	10.90

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2003, will be held in the McKinley Room at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14th May 2003 at 4:00 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2002 and:

1. To declare final dividends.

2. To elect Directors.

3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions:

Ordinary Resolutions:

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:
   (i) the conclusion of the next annual general meeting of the Company;
   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution); and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:
(i) the conclusion of the next annual general meeting of the Company; and
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares of the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

7. THAT the aggregate fees paid to the Directors in any one year shall not exceed HK$2 million.

By order of the Board
Margaret Yu
Secretary

Hong Kong, 4th April 2003

Note:
Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

DESIGN: FORMAT LIMITED www.format.com.hk PRINTED IN HONG KONG THIS REPORT IS PRINTED ON RECYCLED PAPER

Swire Group



www.cathaypacific.com